

2002 ANNUAL REPORT













TEAMSTAFF, INC.
OUTSOURCING BUSINESS SOLUTIONS

To Our Shareholders:

This past year, 2002, was our 33rd year in business and also a year of challenge and progress during difficult economic times. Our overall growth was marginal compared to the prior four fiscal years, but net income was significantly improved. We concentrated heavily on enhancing our technology base throughout the company, looking forward to future growth and improved operations for both our clients and our business.

PEO Services was level when compared to 2001 from a revenue standpoint, but showed significantly increased pre-tax income. This improvement was dramatically affected by the resolution of prior years' workers' compensation programs. The relatively flat revenue was in part a direct result of our determination to implement a new profitability model. We made the decision to terminate relationships with clients that either did not meet that model or that we considered to be unacceptable risks for other reasons, such as workers' compensation classification or experience.

For our medical staffing unit, TeamStaff Rx, revenue growth slowed somewhat from prior years to slightly in excess of 15%. Income before taxes grew approximately 12% in the same time frame. With several large medical staffing companies completing IPOs in the last twenty-four months, this division faced some increased competition and a squeeze on margins as the year progressed.

Payroll Services remained the steady producer it has been for the last several years, but that division has also experienced a slowdown that we believe is associated with the overall economic downturn of the businesses that division services.

Looking Forward

We faced a number of hurdles immediately following the close of fiscal year 2002. Among these were the replacement of our auditors, the removal of our Chief Financial Officer, the restatement of our fiscal year 2001 financial statements and a significant quarterly loss in the second quarter of fiscal 2003. While this series of events obviously was disappointing, it has caused us to redouble our efforts to develop a strategic plan that will position your company for future growth.

Most recently, we made the important decision to retain a new President and Chief Executive Officer, T. Kent Smith. Kent has significant staffing industry experience and brings a fresh vision to our management team. Kent is determined to build on your company's past successes, yet take advantage of the opportunities that a changing marketplace presents. Under Kent's direction, we will continue to pursue growth in all lines of our business as market conditions allow and at the same time strive for improvement in our technology and deliverable services.

In closing, we appreciate and value the support of our most valuable assets - our employees, customers, vendors and shareholders. Join me in looking forward to new opportunities and TeamStaff's improving performance.

Sincerely,



T. Stephen Johnson
Chairman

June 19, 2003

TABLE OF CONTENTS



SEC MAIL PROCESSING
RECEIVED
JUL 17 2003
WASH. D.C. 187 SECTION

SELECTED FINANCIAL DATA

	2002(4)	2001(3) As Restated(5)	2000(2)	1999(1)	1998
Revenues As Amended(5)	$180,823,000	$165,969,000	$115,965,000	$78,851,000	$55,339,000
Direct Expenses As Amended(5)	147,178,000	137,872,000	95,209,000	62,315,000	45,651,000
Gross Profit	33,645,000	28,097,000	20,756,000	16,536,000	9,688,000
Selling, General & Administrative Expenses (includes Depreciation and Amortization)	29,734,000	24,819,000	18,338,000	13,305,000	8,050,000
Income From Operations	3,911,000	3,278,000	2,418,000	3,231,000	1,638,000
Income Before Extraordinary Item	3,075,000	1,702,000	951,000	1,776,000	2,703,000
Extraordinary Item Net of Tax	-	(354,000)	-	-	-
Net Income	$3,075,000	$1,348,000	$951,000	$1,776,000	$2,703,000
Earnings per share – Basic Income before extraordinary item	$.19	$.20	$.12	$.25	$.49
Extraordinary item	-	(.04)	-	-	-
Net Income	$.19	$.16	$.12	$.25	$.49
Earnings per share – Diluted Income before extraordinary item	$.19	$.19	$.12	$.25	$.49
Extraordinary item	-	(.04)	-	-	-
Net Income	$.19	$.15	$.12	$.25	$.49
Weighed average shares outstanding:					
Basic	16,013,546	8,693,243	7,954,176	7,127,806	5,506,256
Diluted	16,183,466	8,907,282	7,990,912	7,145,390	5,543,799
BALANCE SHEET DATA:					
Assets	$93,966,000	$91,860,000	$49,514,000	$36,382,000	$16,648,000
Long-Term Liabilities	1,418,000	1,197,000	6,222,000	4,502,000	2,981,000
Liabilities	29,227,000	30,717,000	31,455,000	19,417,000	8,774,000
Working Capital	15,976,000	12,740,000	3,065,000	2,968,000	3,319,000
Shareholders' Equity	$64,739,000	$61,143,000	$18,059,000	$16,965,000	$7,874,000

(1) On January 25, 1999, the Company acquired 10 entities operating under the tradename "TeamStaff Companies" through the issuance of 2,352,381 shares of our common stock and $3.2 million in cash in exchange for all capital stock of the TeamStaff Companies and for the repayment of debt.

(2) On April 8, 2000, the Company acquired the assets of the Synadyne division of Outsource International, Inc. for $3,500,000.

(3) On August 31, 2001, the Company acquired BrightLane through the issuance of approximately 8,066,522 shares of our common stock for all capital stock of BrightLane.

(4) On January 2, 2002, the Company acquired the assets of Corporate Staffing Concepts, LLC for a down payment of $275,000 and an earnout payment on January 10, 2003, of $250,000 in cash and 27,500 shares of TeamStaff common stock.

(5) Refer to Notes 2 and 12 in the Notes To Consolidated Financial Statements for an explanation of the restatement and amendment.

MANAGEMENTS' DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking and Cautionary Statements

Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "1995 Reform Act"). TeamStaff, Inc. desires to avail itself of certain "safe harbor" provisions of the 1995 Reform Act and is therefore including this special note to enable TeamStaff to do so. Forward-looking statements included in this report involve known and unknown risks, uncertainties, and other factors which could cause TeamStaff's actual results, performance (financial or operating) or achievements to differ from the future results, performance (financial or operating) or achievements expressed or implied by such forward-looking statements. Such future results are managements best estimates based upon current conditions and the most recent results of operations. These risks include, but are not limited to, risks associated with risks undertaken in connection with acquisitions, risks from potential workers' compensation claims, increased insurance costs and required payments, risks from employer/employee related suits such as discrimination or wrongful termination, risks associated with payroll and employee related taxes which may require unanticipated payments by TeamStaff, liabilities associated with TeamStaff's status under certain federal and state employment laws as a co-employer, effects of competition, TeamStaff's ability to implement its internet based business and technological changes, and dependence upon key personnel.

Critical Accounting Policies and Estimates

TeamStaff believes the accounting policies below represent its critical accounting policies due to the significance or estimation process involved in each.

Revenue Recognition and Change in Policy

TeamStaff operates three different lines of business from which it derives substantially all of its revenue: professional employer organization (PEO), temporary staffing and payroll services.

TeamStaff accounts for its revenues in accordance with EITF 99-19, Reporting Revenues Gross as a Principal Versus Net as an Agent. TeamStaff's professional employer organization division revenues historically had been derived from its PEO division gross billings, which were based on: (i) the payroll cost of its worksite employees; and (ii) associated payroll taxes, benefit costs, workers' compensation charges and administrative fees. The gross billings are invoiced to clients concurrently with each periodic payroll of its worksite employees. Historically, TeamStaff has included both components of its PEO gross billings in revenues (gross method) due primarily to the assumption of significant contractual rights and obligations and other liabilities TeamStaff assumes as an employer, regardless of whether it actually collects its gross billings. After discussions with Securities and Exchange Commission staff, and with the concurrence of its auditors, TeamStaff has determined to change its presentation of PEO revenues from the gross method to an approach that presents its revenues net of worksite employee payroll costs (net method) primarily because TeamStaff is not generally responsible for the output and quality of work performed by the worksite employees. This change in accounting method reduced both the revenue and direct costs for fiscal years ended September 30, 2002, 2001, and 2000 by $485,142,000, $483,758,000 and $331,778,000, respectively, but had no effect on gross profit, operating income or net income (loss). Consistent with this change in revenue recognition policy, TeamStaff's PEO division direct costs do not include the payroll costs of its worksite employees. TeamStaff's PEO division direct costs associated with its revenue generating activities are comprised of all other costs related to its worksite employees, such as the employer portion of payroll-related taxes, employee benefit plan premiums and contributions and workers' compensation insurance premiums.

TeamStaff negotiates the pricing for its various services on a client-by-client basis based on factors such as market conditions, client needs and services requested, the client's workers' compensation experience, the type of client business and the required resources to service the account, among other factors. Because the pricing is negotiated separately with each client and vary according to circumstances, TeamStaff's revenue, and therefore its gross margin, will fluctuate based on its client mix.

The temporary staffing revenue is recognized as service is rendered. TeamStaff bills its clients based on an hourly rate. The hourly rate is intended to cover TeamStaff's direct labor costs of the temporary employees, plus an estimate to cover overhead expenses and a profit margin. Additionally included in revenue related to temporary staffing are commissions from permanent placements. Commissions from permanent placements result from the successful placement of a temporary employee to a customer's workforce as a permanent employee.

In accordance with Emerging Issues Task Force (EITF) No. 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent," TeamStaff recognizes all amounts billed to its temporary staffing customers as gross revenue because, among other things, TeamStaff is the primary obligor in the temporary staffing arrangement, TeamStaff has pricing latitude, TeamStaff selects temporary employees for a given assignment from a broad pool of individuals, TeamStaff is at risk for the payment of its direct costs, whether or not TeamStaff's customers pay TeamStaff on a timely basis or at all, and TeamStaff assumes a significant amount of other risks and liabilities as an employer of its temporary employees, and therefore, is deemed to be a principal in regard to these services. TeamStaff also recognizes as gross revenue and as unbilled receivables, on an accrual basis, any such amounts that relate to services performed by temporary employees which have not yet been billed to the customer as of the end of the accounting period.

The payroll services revenue is recognized as service is rendered and consists primarily of administrative service fees charged to clients for the processing of paychecks as well as preparing quarterly and annual payroll related reports.

Direct costs of services are reflected in TeamStaff's Statement of Operations as "direct expenses" and are reflective of the type of revenue being generated. PEO direct costs of revenue include employment related taxes, costs of health and welfare benefit plans and workers' compensation insurance costs. Direct costs of the temporary staffing business include wages, employment related taxes and reimbursable expenses. Payroll services' direct costs includes salaries and supplies associated with the processing of the payroll service.

Goodwill and Intangible Assets

Beginning October 1, 2001, with the adoption of Statement of Accounting Standards No. 142, Goodwill and Other Intangible Assets, TeamStaff no longer amortizes goodwill or indefinite life intangible assets. Based upon the new standard, TeamStaff will review its goodwill and other intangible assets for possible impairment or loss of value. TeamStaff determined that no impairment of goodwill or intangible assets existed as of the date of adoption or for the fiscal year ended September 30, 2002.

Workers' Compensation

As of March 22, 2002, TeamStaff's insurance provider is Zurich American Insurance Company and the program is managed by Cedar Hill Insurance Agency, Inc. This policy covers its corporate employees, the worksite employees co-employed by TeamStaff and its PEO clients, and the temporary employees employed by TeamStaff to fulfill various client-staffing assignments. TeamStaff does not provide workers' compensation to non-employees of TeamStaff.

The Zurich program covers the period March 22, 2002 through April 1, 2003, inclusive. The program contains a large deductible feature of $500,000 for each claim, with no maximum liability cap. The premium for the program is paid on a monthly basis based on estimated payroll for the year and is subject to a year-end audit. The Zurich deductible program is collateralized by a letter of credit, inuring to the benefit of Zurich American Insurance Company, and cash held in a trust account with a third party. The letter of credit for $4,150,000 has been secured through Fleet National Bank, as part of TeamStaff's line of credit. Payments will be made to the trust on a monthly basis based on projected claims for the year. Interest on all assets held in the trust is credited to TeamStaff. Payments for claims and claims expenses will be made from the trust. Payments to the trust may be adjusted from time to time based on program experience. Claims handling services are provided by a third party administrator assigned by Cedar Hill. Additionally, TeamStaff has outsourced its underwriting and program management for the Zurich program to Cedar Hill Insurance Agency, Inc. and The Hobbs Group, the Company's workers' compensation insurance broker. At September 30, 2002, the Company has a prepaid current asset of $2,341,000 for the premium and the prepayments made to the trust.

TeamStaff's primary workers' compensation insurance provider from January 22, 2001 through March 21, 2002, was Continental Assurance (CNA). This policy covered its corporate employees, the worksite employees co-employed by TeamStaff and its PEO clients, and the temporary employees employed by TeamStaff to fulfill various client-staffing assignments.

The CNA policy originally covered the period from January 22, 2001, through January 21, 2002, but was extended to March 21, 2002. It was a large deductible program ($250,000 for each claim) with a maximum liability cap. The premium for the policy was paid monthly based upon estimated payroll for the year and was subject to a year-end audit by the provider. TeamStaff also maintained a separate policy insuring a portion of the maximum deductible cap, which it may be required to pay if claims exceed a determined number. The policy, including the extension, insures payment of the maximum cap in excess of the first $2,093,000, which TeamStaff pays, up to $8,663,000. Once the $8,663,000 is exceeded, TeamStaff pays 89.5% of paid claims up to $12,133,000. If the claims and fixed costs under the policy are less than the amounts TeamStaff paid, plus investment returns thereon, the insurer will refund the difference to TeamStaff.

As part of the two-month extension, which was negotiated in January 2002, TeamStaff was required to pay $495,000, which CNA asserted was owed to cover costs for claims incurred during the policy years 1997 – 1999. As previously disclosed, TeamStaff had received a release for those periods from CNA in January 2001, when TeamStaff accepted CNA as its new insurance carrier. TeamStaff has denied CNA's claim and to date, has received $224,000 back from the original $495,000 payment. It is TeamStaff's belief that the remaining funds, as well as certain policy issuance charges, should be returned as well. Should TeamStaff be unsuccessful in receiving a refund of all monies paid, it will be required to absorb these claims. However, TeamStaff has a liability on its books for the estimated claims for the two-month extension, which exceeds the $271,000 disputed amount. Accordingly, TeamStaff plans to offset this amount from any monies owed CNA. On January 27, 2003, the Company filed a complaint of unfair or deceptive acts or practices in the business of insurance against CNA with the New Jersey Division of Insurance.

TeamStaff maintained a separate policy for certain of the business of its subsidiary, HR2, Inc., which had provided that TeamStaff was only responsible for the audited premium for each policy period. This policy ended on December 31, 2001. From January 1, 2002 through March 21, 2002, these employees were covered under the CNA policy.

On August 7, 2002, TeamStaff entered into an agreement with a prior workers' compensation and employer's liability insurance carrier fully and finally settling all loss and expense charges for four years of coverage, from 1996 to 2000, through the insurance carrier in exchange for an immediate payment by TeamStaff. Pursuant to the agreement, the insurance carrier agreed that no more recalculations would be done for any of TeamStaff's workers' compensation programs with the carrier. As a result of the final adjustment, TeamStaff reduced its reserve for workers' compensation, which resulted in a decrease in direct expenses of $2,661,000.

TeamStaff records in direct expenses a monthly charge based upon its estimate of the year's ultimate fully developed claims plus the fixed costs charged by the insurance carrier to support the program. This estimate is established each quarter based in part upon information provided by the TeamStaff's insurers, internal analysis and its insurance broker. TeamStaff's internal analysis includes quarterly review of open claims and review of historical claims related to the workers' compensation programs. While management uses available information, including nationwide loss ratios, to estimate ultimate claims, future adjustments may be necessary based on actual claims. Since the recorded ultimate expense is based upon a ten-year projection of actual claims payment and the timing of these payments, as well as the interest earned on TeamStaff's prepayments, TeamStaff relies on actuarial tables to estimate its ultimate expense.

TeamStaff's clients are billed at fixed rates, which are determined when the contract is negotiated with the client. The fixed rates include charges for workers' compensation, which are based upon TeamStaff's assessment of the costs of providing workers' compensation to the client. If TeamStaff's costs for workers' compensation for the workers' compensation policy year are greater than the costs that are included in the client's contractual rate, TeamStaff is unable to recover these excess charges from the clients. TeamStaff reserves the right in its contracts to increase the workers' compensation charges on a prospective basis only and may do so when its workers' compensation policy is renewed or when workers' compensation rates are increased by state agencies.

As of September 30, 2002, the adequacy of the workers' compensation reserves was determined, in management's opinion, to be reasonable. However, since these reserves are for claims that have not been sufficiently developed due to their relatively young age, and such variables as timing of payments and investment returns thereon are uncertain or unknown, actual results may vary from current estimates. TeamStaff will continue to monitor the development of these reserves, the actual payments made against the claims incurred, the timing of these payments, the interest accumulated in TeamStaff's prepayments and adjust the reserves as deemed appropriate.

Employee Pension Plan

Effective October 1, 2000, TeamStaff adopted a non-qualified, supplemental executive retirement plan. As of September 30, 2002, only two officers were covered under the SERP plan. TeamStaff records annual amounts relating to this plan in accordance with calculations which include various actuarial assumptions, such as discount rates and assumed rates of return. TeamStaff reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so.

Deferred Taxes

TeamStaff accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reflected on the balance sheet when it is determined that it is more likely than not that the asset will be realized.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to pay its service fees. The Company believes that the success of its PEO business is heavily dependent on its ability to collect these service fees for several reasons, including (i) the large volume and dollar amount of transactions processed by the Company, (ii) the periodic and recurring nature of payroll, upon which the service fees are based, and (iii) the fact that the Company is at risk for the payment of its direct costs regardless of whether its clients pay their service fees. To mitigate this risk, the Company has established very tight credit policies. The Company generally requires its clients to pay their service fees no later than one day prior to the applicable payroll date. In addition, the Company maintains the right to terminate its Client Service Agreement and associated worksite employees or to require prepayment, letters of credit or other collateral upon deterioration in a client's financial position or upon nonpayment by a client. As a result of these efforts, the outstanding balance of accounts receivable and subsequent losses related to customer nonpayment have historically been very low as a percentage of revenues. However, if the financial condition of the Company's customers were to deteriorate rapidly, resulting in nonpayment, the Company's accounts receivable balances could grow and the Company could be required to provide for additional allowances, which would decrease net income in the period that such determination was made.

Fiscal Year 2002 as Compared to Fiscal Year 2001 As Restated

The results below reflect a restatement of the balance sheet and statement of income for the September 30, 2001 fiscal year end. As discussed in Note 12 of the financial statements, the restatement has been required in order to properly reflect certain footnote disclosures and adjustments regarding the Company's supplemental executive retirement plan adopted on October 1, 2000.

TeamStaff's revenues for the fiscal years ended September 30, 2002 and 2001 were $180,823,000 and $165,969,000 respectively, which represents an increase of $14,854,000 or 8.9%. While our Medical Staffing business continued its strong growth, growing $10,419,000, or 16.2%, over last year, PEO revenues grew $4,093,000, or 4.2%, over the same period last year. The modest growth in revenue in PEO is principally the result of two factors: the sale of our El Paso based PEO business in September 2001 and the loss of a major customer. In fiscal 2001, the El Paso business accounted for approximately $4,800,000 in PEO revenue. In addition, a large customer in our Boca Raton, Florida PEO region filed for bankruptcy protection in the fourth quarter of fiscal 2001 and we ceased providing services to the entity effective in July 2001. This resulted in a loss in revenue of approximately $3,600,000. Our PEO revenue growth is also being affected in part by the program, begun in the second fiscal quarter of 2002, to review the profitability of all PEO clients and effect price increases where appropriate to meet a targeted level of profitability. This loss in business was somewhat offset by revenue generated by our acquisition of the assets of Corporate Staffing Concepts in January of 2002, which generated revenue of $3,100,000.

Direct expenses were $147,178,000 for the fiscal year ended September 30, 2002 and $137,872,000 for the fiscal year ended September 30, 2001, representing an increase of $9,306,000 or 6.7%. As a percentage of revenue, direct expenses for 2002 and 2001 were 81.4% and 83.1%, respectively. This decrease is due primarily to the settlement of approximately four years of workers' compensation programs with one of our former insurance carriers resulting in a reduction of direct expense by $2,661,000. In addition, the Medical Staffing business made up a larger percentage of TeamStaff's consolidated revenue this year versus fiscal 2001, with its lower direct expenses as a percentage of its revenue. In the fiscal year ended September 30, 2002, the Medical Staffing business made up 41.4% of TeamStaff's consolidated revenue versus 38.8% in the fiscal year ended September 30, 2001.

Included in fiscal 2002 direct expenses is a charge of approximately $760,000, incurred in the fourth fiscal quarter, to increase the workers' compensation reserves for the CNA policy period from January 22, 2001 to March 21, 2002. In the third fiscal quarter ended June 30, 2002,TeamStaff took a $200,000 charge to increase its workers' compensation reserves for the same policy period. At that time, we believed that TeamStaff's reserves for this policy period were adequate to cover future loss development. However, in the fourth fiscal quarter, we determined that CNA had not been reflecting actual losses from claims on its monthly reports on a timely basis. As a result, based upon the loss runs received from CNA in the fourth calendar quarter, TeamStaff was required to increase its reserves to cover the more current exposure. We have attempted, unsuccessfully, to get any response from CNA management to resolve this issue. On January 27, 2003, TeamStaff filed a complaint of unfair or deceptive acts or practices in the business of insurance against CNA with the New Jersey Division of Insurance. Although TeamStaff has increased its workers' compensation loss reserves to reflect this potential liability, we presently do not plan to fund the losses until the matter is resolved with CNA. In the fiscal year ended September 30, 2001, TeamStaff recorded a $582,000 workers' compensation charge to increase our workers' compensation reserve for the policy period covering August 1, 1999 to January 21, 2001. This coverage was with another insurer with whom TeamStaff settled all liability for future adjustments in August 2002.

Gross profit was $33,645,000 and $28,097,000 for the fiscal years ended September 30, 2002 and 2001, respectively, representing an increase of $5,548,000 or 19.8%. Gross profit, as a percentage of revenue, was 18.6% and 16.9% for the fiscal years ended September 30, 2002 and 2001, respectively. The increase in the gross profit percentage is primarily due to the $2,661,000 insurance settlement previously mentioned offset by the $960,000 charge mentioned above, the continued growth in the Medical Staffing business and the increased profitability in the PEO business. As previously stated, TeamStaff reflected a $582,000 workers' compensation charge in the third fiscal quarter of 2001, to increase reserves to the maximum limit for the policy periods from August 1, 1999 through January 21, 2001 based upon the increased development of incurred losses.

Selling, general and administrative (SG&A) expenses for the fiscal years ended September 30, 2002 and 2001 were $28,321,000 and $23,395,000, respectively, representing an increase of $4,926,000 or 21.1%. As a percentage of revenue, SG&A expenses increased to 15.7% in the fiscal year ended September 30, 2002 versus 14.1% in the fiscal year ended September 30, 2001. Of this increase, $1,815,000 was due to the acquisition of BrightLane, while $352,000 was due to the acquisition of certain assets from Corporate Staffing Concepts LLC . The SG&A expenses in the Medical Staffing business grew by $1,135,000, in order to support its growing business. Corporate overhead grew by $2,035,000 which was mainly due to: $159,000 in acquisition costs incurred in two aborted PEO acquisition efforts; $400,000 in staff additions; $175,000 due to a bonus given to the Chief Executive Officer upon the successful negotiation of TeamStaff's new workers' compensation policy; $240,000 due to investment banking fees and related costs incurred with respect to the analysis of strategic alternatives associated with the Medical Staffing business; $283,000 in higher corporate insurance associated with the growth of TeamStaff as well as due to much higher rate increases throughout the insurance market; and $329,000 in costs associated with TeamStaff's year-end accounting issues associated with the restatement of 2001 and the hiring of new auditors. Excluding the SG&A expenses from the acquisition of Corporate Staffing Concepts, PEO SG&A expenses were $389,000 lower than last year.

Depreciation and amortization for the fiscal years ended September 30, 2002 and 2001 were $1,413,000 and $1,424,000, respectively, representing a decrease of $11,000 or 0.8%. As a result of implementing SFAS No.142 as of October 1, 2001, TeamStaff has ceased amortizing any indefinite life intangible assets and goodwill. In the fiscal year ended September 30, 2001, we amortized $948,000 in intangible assets and goodwill. This decrease was substantially offset by depreciation expense from the software and hardware acquired in the BrightLane transaction.

Interest and other income for the fiscal years ended September 30, 2002 and 2001 were $1,117,000 and $959,000, respectively, representing an increase of $158,000 or 16.5%. Of this increase, $218,000 relates to increased late payment fee income in the Medical Staffing business, and $60,000 reflects the referral fees TeamStaff is receiving as a result of the referral to a third party of certain of the former Medical Staffing business when we closed our Houston Medical Staffing service office in April 2002. This was reduced somewhat by lower interest rates on overnight investments.

Interest and other expense were $168,000 in the fiscal year ended September 30, 2002 as compared to $1,274,000 in fiscal year ended September 30, 2001, representing a decrease of $1,106,000 or 86.8%. These decreases were due to the retirement of our debt facility with FINOVA Capital effected August 31, 2001.

Income tax expense, before the impact of an extraordinary item, for the fiscal year ended September 30, 2002 was $1,785,000 versus $1,261,000 fiscal 2001. The fiscal 2002 and 2001 income tax expenses were reduced by $239,000 and $218,000, respectively, in tax credits that are available to us. TeamStaff's effective tax rate was 36.7% and 42.6% for the fiscal years ended September 30, 2002 and 2001, respectively. The decrease in the effective tax rate relates primarily to non-deductible goodwill, which, as of October 1, 2001, is no longer amortized as a result of implementing SFAS No. 142.

Income before extraordinary item for the fiscal years ended September 30, 2002 and 2001 were $3,075,000 and $1,702,000, respectively, representing an increase of $1,373,000 or 80.7%. As mentioned above, this favorable improvement was due to the favorable settlement of workers' compensation claims offset by an increase in our CNA workers' compensation reserves. In addition, TeamStaff incurred additional one-time selling, general and administrative costs as discussed above. All business units' profitability increased over last year as reported in TeamStaff's Segment Reporting disclosure.

The extraordinary item net of taxes pertains to the unamortized financing costs and fees, associated with the FINOVA loans, written off when these loans were retired early in April and August 2001. These loans had a remaining life at the time of payment of approximately two years (April 2003).

Net income for the fiscal year ended September 30, 2002 was $3,075,000, or $0.19 per fully diluted share, as compared to $1,348,000, or $0.15 per fully diluted share, for the fiscal year ended September 30, 2001.

Fiscal Year 2001 As Restated as Compared to Fiscal Year 2000

The results below reflect a restatement of the balance sheet and statement of income for the September 30, 2001 fiscal year end. As discussed in Note 12 in the financial statements, the restatement has been required in order to properly reflect certain footnote disclosures and adjustments regarding the Company's supplemental executive retirement plan adopted on October 1, 2000.

Our revenues for the fiscal year ended September 30, 2001 were $165,969,000 as compared to fiscal year 2000 of $115,965,000, which represents an increase of $50,004,000 or 43.1%. Driving this growth was the performance of our "TeamStaff SB" division (formerly operated as the "Synadyne" division) and our HR2 subsidiary that were acquired in April and October 2000, respectively, and therefore not fully included in the prior year's figures. These two acquisitions accounted for $22,068,000 and $8,000,000 of the revenue growth for the year. Internal growth accounted for the remaining $19,936,000 increase in revenue, representing an increase of 17.2% over fiscal 2000. Our TeamStaff Rx division accounted for $22,000,000 of this growth increase and again experienced a strong year.

Direct expenses for fiscal 2001 were $137,872,000 as compared to $95,209,000 for fiscal 2000, which represents an increase of $42,663,000 or 44.8%, in line with our revenue growth. As a percentage of revenue, direct expenses for the fiscal years 2001 and 2000 were 83.1% and 82.1% respectively.

Gross profits were $28,097,000 and $20,756,000 for fiscal years 2001 and 2000, respectively, representing an increase of $7,341,000 or 35.4%. Gross profits, as a percentage of revenue, were 16.9% and 17.9% for the fiscal years 2001 and 2000, respectively. Workers' compensation profit increased slightly over last year, despite recording a $582,000 charge in this year's third fiscal quarter to increase our loss reserves to the maximum liability for the policy periods ending July 31, 2000 and January 21, 2001. Additionally, due to administrative challenges and difficulties associated with multiple software platforms, we failed to terminate benefit coverage for worksite employees of the PEO operations on a timely basis. This resulted in unrecoverable benefit losses of approximately $500,000.

Selling, general and administrative expenses ("SG&A") for fiscal 2001 increased $6,390,000, or 37.6%. This increase is attributed to the Synadyne acquisition ($2,544,000), the HR2 acquisition ($683,000), the BrightLane acquisition ($288,000), the $142,000 in expenses incurred in an aborted acquisition and the $72,000 in costs incurred in our listing with the Nasdaq National Market. After adjusting for these aforementioned increases, SG&A increased $2,661,000, or 15.7% over the same period last year. Of this increase, $1,172,000 was due to our medical staffing business, which grew revenue by approximately $22,000,000. SG&A expenses as a percentage of revenue were 14.1% and 14.7% for the fiscal years 2001 and 2000 respectively.

Depreciation and amortization increased $91,000, or 6.8%, in fiscal 2001 primarily due to amortization of goodwill from the acquisitions of the assets of Synadyne in April 2000 and the stock of HR2 in October 2001, offset by a reduction in depreciation expense from assets that were fully depreciated in fiscal 2001.

Interest income in fiscal 2001 increased $327,000, or 56%, due to increased late payment fees, as well as the continuing increase in TeamStaff's cash flow.

Interest expense in fiscal 2001 decreased $327,000,or 20.4%, due to retirement of the FINOVA debt in April and August 2001.

Income tax expense, before the impact of an extraordinary item, for fiscal 2001 was $1,261,000 versus $428,000 in fiscal 2000. The higher expense is associated with the higher level of earnings. The fiscal 2001 and 2000 income tax expenses were reduced by $218,000 and $374,000, respectively, in tax credits that are available to us. TeamStaff's effective tax rate for fiscals 2001 and 2000 were 42.5% and 31.0% respectively. The lower effective tax rate in fiscal 2000 is attributed to the tax credits that made up a larger percentage of income tax expense in fiscal 2000 then in fiscal 2001.

Income before extraordinary item was $1,702,000 versus $951,000 in fiscal 2000, representing a growth of $751,000, or 79%. The performance of our temporary staffing and payroll services business continues to drive the earnings of TeamStaff. Income before taxes and extraordinary items for the temporary staffing and payroll services businesses were $7,697,000 and $1,794,000, respectively. PEO continues to be the major growth area and one in which we continue to concentrate our efforts. The loss before income taxes for PEO, as reflected in the Segment Reporting Note 9 contained in our financial statements, was $9,000. Included in this loss is the $200,000 in losses suffered by our El Paso office (sold in September 2001), as well as the unrecoverable benefit losses discussed above.

The extraordinary item net of taxes pertains to the unamortized financing costs and fees, associated with the FINOVA loans, written off when these loans were retired early in April and August 2001. These loans had a remaining life at the time of payment of approximately two years (April 2003).

Net income for fiscal 2001 was $1,348,000 versus $951,000 in fiscal 2000, representing a growth of $397,000, or 41.8%. This increase in earnings is attributable to the reasons elaborated above.

Liquidity and Capital Resources

Net cash provided by operating activities for the fiscal year 2002 was $1,176,000 compared to $3,871,000 during fiscal 2001. The decrease in cash from operations compared to last year relates primarily to timing of payments in this period versus the same period last year in accounts payable, accrued payroll and expenses. The timing and amounts of such payments can vary significantly based on various factors, including the day of the week on which a month ends and the existence of holidays on or immediately following a month end. In addition there was an increase in other current assets of $3,545,000 primarily resulting from prepayments to our workers' compensation insurance carrier and a lower increase in accounts receivable than the prior period due to the change in payment terms in a market segment of the PEO business, offset to some extent by the continued earnings improvement of the Company.

Cash used in investing activities of $2,910,000 was primarily related to: costs incurred for the licensing of the Lawson financial system amounting to $814,000; capitalized internally developed software of $566,000; other computer hardware and software acquisitions of $408,000; and capital additions associated with the move to our new PEO location in Boca Raton, Florida of $246,000. Cash invested in acquisitions of $727,000 was due to the purchase of the assets of Corporate Staffing Concepts amounting to $282,000 and additional charges to goodwill associated with the acquisition of BrightLane of $440,000, which were related to adjustments of estimates for professional services and employment contracts.

The cash provided by financing activities of $464,000 included the tax benefit resulting from stock options exercised in connection with the acquisition of BrightLane, recorded as additional paid in capital, offset substantially by the repurchase of $1,146,000 of the Company's stock.

As of September 30, 2002, the Company had cash and cash equivalents of $12,455,000 and net accounts receivable of $24,569,000.

Management of the Company believes that its existing cash will be sufficient to support cash needs for the next twelve months. The amount of available cash includes cash held for future payroll and other related taxes payable on a quarterly basis.

On July 22, 1999, the Board of Directors authorized the Company to repurchase up to 3% of the outstanding shares of the Company's common stock. Since inception through September 30, 2002, the Company has repurchased 330,256 shares at an average cost of $4.99 per share. These share repurchases are reflected as treasury shares in the Company's financial statements and will eventually be retired. During the fiscal year ended September 30, 2002, 242,945 shares were purchased at a cost of $1,146,000. In November 2002, the Board of Directors authorized an additional purchase of up to $1,000,000 in stock.

On April 9, 2002, the Company entered into a revolving loan facility with Fleet National Bank (Fleet). The total outstanding loan amount cannot exceed at any one time the lesser of $7,000,000 or the sum of 85% of qualified accounts receivable, less an amount reserved by Fleet to support ACH processing exposure. The interest rate is either the Fleet prime rate or LIBOR, at the discretion of the Company, and is currently 4.25%. The facility is collateralized by substantially all of the assets of the Company, including its accounts receivables. The facility is subject to certain covenants including, but not limited to, interest rate coverage of 2.0 to 1.0, total liabilities to tangible net worth ratio of 2.0 to 1.0, and minimum working capital of $10,000,000. As of September 30, 2002, there was no amount outstanding on the credit facility. The Company has an outstanding letter of credit of $4,150,000 under the facility for the Company's workers' compensation policy, as previously mentioned.

Inflation and changing prices have not had a material effect on the Company's net revenues and results of operations in the last three fiscal years, as the Company has been able to modify its prices and cost structure to respond to inflation and changing prices.

Recently Issued Accounting Pronouncements

During June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations (SFAS No. 141) and No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). SFAS No. 141 changes the accounting for business combinations, requiring that all business combinations be accounted for using the purchase method and that intangible assets be recognized as assets apart from goodwill if they arise from contractual or other legal rights, or if they are separable or capable of being separated from the acquired entity and sold, transferred, licensed, rented or exchanged. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001. SFAS No. 142 specifies the financial accounting and reporting for acquired goodwill and other intangible assets. Goodwill and indefinite life intangible assets will not be amortized but rather will be tested at least annually for impairment. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. However, early adoption is allowed and the Company has adopted SFAS No. 142 as of October 1, 2001.

SFAS No. 142 requires that the useful lives of intangible assets acquired on or before June 30, 2001 be reassessed and the remaining amortization periods adjusted accordingly. Previously recognized intangible assets deemed to have indefinite lives should be tested for impairment. The Company's intangible assets consist primarily of the TeamStaff trade name and the First Union/Wachovia Relationship. This relationship requires First Union/Wachovia to promote TeamStaff's services to its banking customers throughout the United States. The Company's First Union relationship and TeamStaff tradename have indefinite lives and are no longer being amortized effective October 1, 2001 because they are expected to generate cash flows indefinitely. The effect of not amortizing goodwill and intangible assets on income before income taxes and net income for the fiscal year ended September 30, 2002 is $948,000 and $778,000, respectively. The Company estimates that net income and diluted earnings per share after extraordinary items would have been approximately $2,126,000 and $0.24, respectively, for the fiscal year ended September 30, 2001 had the provisions of the new standard been applied as of October 1, 2000. The Company estimates that net income and diluted earnings per share would have been approximately $1,680,000 and $0.21, respectively, for the fiscal year ended September 30, 2000 had the provisions of the new standard been applied as of October 1, 1999. The Company tested its intangible assets during the first quarter of fiscal year 2002, as required by SFAS No. 142, and there was no impairment. The Company has tested its goodwill for impairment during the second quarter of fiscal 2002 as required by SFAS No. 142 and there is no impairment. The Company again tested its intangibles and goodwill as of September 30, 2002, and there is no impairment. As of September 30, 2002, total goodwill was $27,167,000 consisting of $25,462,000 and $1,705,000 for the PEO and Medical Staffing segments respectively. Goodwill for the fiscal year ended September 30, 2002 increased $726,000. The increase, all of which related to PEO operations, resulted primarily from the acquisition of Corporate Staffing Concepts, LLC and additional costs associated with the BrightLane acquisition.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and is effective for the fiscal years beginning after June 15, 2002. Management does not expect the impact of SFAS No. 143 to be material to the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144

supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and establishes a single accounting model for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. Management does not expect the impact of SFAS No. 144 to be material to the Company's consolidated financial statements.

On May 1, 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 is effective for the Company's fiscal year beginning October 1, 2002. The Company anticipates no impact from this standard on the Company's financial statements.

On July 30, 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), that is applicable to exit or disposal activities initiated after December 31, 2002. This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This standard does not apply where SFAS 144 is applicable.

On December 31, 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("SFAS 148"), that is applicable to financial statements issued for fiscal years ending after December 15, 2002. In addition, interim disclosure provisions are applicable for financial statements issued for interim periods beginning after December 15, 2002. This standard amends SFAS 123 and provides guidance to companies electing to voluntarily change to the fair value method of accounting for stock-based compensation. In addition, this standard amends SFAS 123 to require more prominent and more frequent disclosures in financial statements regarding the effects of stock-based compensation.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company does not undertake trading practices in securities or other financial instruments and therefore does not have any material exposure to interest rate risk, foreign currency exchange rate risk, commodity price risk or other similar risks, which might otherwise result from such practices. The Company has no material interest rate risk, except with respect to our workers' compensation programs, and is not materially subject to fluctuations in foreign exchange rates, commodity prices or other market rates or prices from market sensitive instruments. In connection with TeamStaff's workers' compensation programs, prepayments of future claims are deposited into trust funds for possible future payments of these claims in accordance with the policies. The interest income resulting from these prepayments is for the benefit of TeamStaff, and is used to offset workers' compensation expense. If interest rates in these future periods decrease, TeamStaff's workers' compensation expense would increase because TeamStaff would be entitled to less interest income on the deposited funds.

TEAMSTAFF, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2002 AND 2001

ASSETS	2002	2001 As Restated
CURRENT ASSETS:		
Cash and cash equivalents	$12,455,000	$13,725,000
Restricted cash	129,000	129,000
Accounts receivable, net of allowance for doubtful accounts of $262,000 and $549,000 at September 30, 2002 and 2001	24,569,000	25,149,000
Deferred tax asset	1,791,000	2,241,000
Other current assets	4,841,000	1,016,000
Total current assets	43,785,000	42,260,000
EQUIPMENT AND IMPROVEMENTS:		
Equipment	3,321,000	3,114,000
Computer equipment	2,411,000	2,038,000
Leasehold improvements	358,000	290,000
	6,090,000	5,442,000
Less – accumulated depreciation and amortization	(4,289,000)	(3,607,000)
	1,801,000	1,835,000
DEFERRED TAX ASSET	6,680,000	6,984,000
AMORTIZED INTANGIBLE ASSETS, net of accumulated amortization of $822,000 and $187,000 at September 30, 2002 and 2001	2,375,000	1,570,000
INDEFINITE LIFE INTANGIBLE ASSETS	11,109,000	11,109,000
GOODWILL	27,167,000	26,441,000
OTHER ASSETS	1,049,000	1,661,000
	$93,966,000	$91,860,000

LIABILITIES AND SHAREHOLDERS' EQUITY	2002	2001 As Restated
CURRENT LIABILITIES:		
Current portion of long-term debt	$59,000	$70,000
Accounts payable	4,252,000	7,072,000
Accrued payroll	17,034,000	14,013,000
Accrued expenses and other current liabilities	6,464,000	8,365,000
Total current liabilities	27,809,000	29,520,000
LONG-TERM DEBT, net of current portion	147,000	193,000
ACCRUED PENSION LIABILITY	1,271,000	1,004,000
Total liabilities	29,227,000	30,717,000
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
Preferred Stock, $.10 par value; authorized 5,000,000 shares; 0 issued and outstanding	-	-
Common stock, $.001 par value; authorized 40,000,000 shares; issued 16,237,142 and 16,196,942; outstanding 15,906,886 and 16,109,631, respectively	16,000	16,000
Additional paid-in capital	65,200,000	63,544,000
Accumulated retained earnings (deficit)	1,313,000	(1,762,000)
Receivable from shareholder	-	(90,000)
Accumulated comprehensive losses	(142,000)	(63,000)
Treasury stock, 330,256 and 87,311 shares at cost, respectively	(1,648,000)	(502,000)
	64,739,000	61,143,000
	$93,966,000	$91,860,000

The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

TEAMSTAFF, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended September 30,		
	2002	2001 As Restated	2000
REVENUES AS AMENDED	$180,823,000	$165,969,000	$115,965,000
DIRECT EXPENSES AS AMENDED	147,178,000	137,872,000	95,209,000
Gross profit	33,645,000	28,097,000	20,756,000
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	28,321,000	23,395,000	17,005,000
DEPRECIATION AND AMORTIZATION	1,413,000	1,424,000	1,333,000
Income from operations	3,911,000	3,278,000	2,418,000
OTHER INCOME (EXPENSE):			
Interest income	1,057,000	911,000	584,000
Interest expense	(168,000)	(1,274,000)	(1,601,000)
Other income (expense)	60,000	48,000	(22,000)
	949,000	(315,000)	(1,039,000)
Income before income taxes and extraordinary item	4,860,000	2,963,000	1,379,000
INCOME TAX EXPENSE	(1,785,000)	(1,261,000)	(428,000)
Income before extraordinary item	3,075,000	1,702,000	951,000
EXTRAORDINARY ITEM – EARLY EXTINGUISTMENT OF DEBT, NET OF TAX BENEFIT OF $256,000	-	(354,000)	-
Net income	3,075,000	1,348,000	951,000
OTHER COMPREHENSIVE EXPENSE:			
Minimum pension liability adjustment, net of tax	(79,000)	(63,000)	-
COMPREHENSIVE INCOME	$2,996,000	$1,285,000	$951,000
EARNINGS PER SHARE – BASIC			
Income before extraordinary item	$0.19	$0.20	$0.12
Extraordinary item	-	(0.04)	-
Net Income	$0.19	$0.16	$0.12
EARNINGS PER SHARE – DILUTED			
Income before extraordinary item	$0.19	$0.19	$0.12
Extraordinary item	-	(0.04)	-
Net Income	$0.19	$0.15	$0.12
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - BASIC	16,013,546	8,693,243	7,954,176
WEIGHTED AVERAGE NUMBER OF COMMON SHARES AND EQUIVALENTS OUTSTANDING – DILUTED	16,183,466	8,907,282	7,990,912

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

TEAMSTAFF, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000

	Common Stock		Additional Paid-In Capital	Accumulated Retained Earnings/ (Deficit)	Receiveable From Shareholder	Treasury Stock		Other Comprehensive Loss	Total Shareholders' Equity
	Shares	Amount				Shares	Amount		
BALANCE, September 30, 1999	**7,980,718**	**$8,000**	**$21,093,000**	**$(4,061,000)**	**$ -**	**18,300**	**$(75,000)**	**$-**	**$16,965,000**
Exercise of stock options	887	-	4,000	-	-	-	-	-	4,000
Common stock repurchased	-	-	-	-	-	17,100	(61,000)	-	(61,000)
Non-cash compensation expense related to warrants	-	-	200,000	-	-	-	-	-	200,000
Net income	-	-	-	951,000	-	-	-	-	951,000
BALANCE, September 30, 2000	**7,981,605**	**8,000**	**21,297,000**	**(3,110,000)**	**-**	**35,400**	**(136,000)**	**-**	**18,059,000**
Common stock repurchased	-	-	-	-	-	51,911	(366,000)	-	(366,000)
Exercise of stock options	16,775	-	16,000	-	-	-	-	-	16,000
Exercise of stock warrants	73,570	-	179,000	-	-	-	-	-	179,000
Common stock issued in connection with the acquisition of BrightLane	8,066,522	8,000	41,892,000	-	-	-	-	-	41,900,000
Common stock issued in connection with the acquisition of HR2	89,224	-	300,000	-	-	-	-	-	300,000
Settlement of certain escrow shares	(54,996)	-	(340,000)	-	-	-	-	-	(340,000)
Stock sold to director	10,114	-	40,000	-	-	-	-	-	40,000
Receivable from shareholder in connection with option exercise	14,128	-	90,000	-	(90,000)	-	-	-	-
Non-cash compensation expense related to warrants	-	-	70,000	-	-	-	-	-	70,000
Minimum pension liability adjustment								(63,000)	(63,000)
Net income, as restated	-	-	-	1,348,000	-	-	-	-	1,348,000
BALANCE, September 30, 2001 As Restated	**16,196,942**	**16,000**	**63,544,000**	**(1,762,000)**	**(90,000)**	**87,311**	**(502,000)**	**(63,000)**	**61,143,000**
Common stock repurchased	-	-	-	-	-	242,945	(1,146,000)	-	(1,146,000)
Exercise of stock options	36,914	-	129,000	-	-	-	-	-	129,000
Exercise of stock warrants	3,286	-	14,000	-	-	-	-	-	14,000
Repayment of loan to Shareholder	-	-	-	-	90,000	-	-	-	90,000
Income tax benefit from stock options exercised	-	-	1,513,000	-	-	-	-	-	1,513,000
Minimum pension liability adjustment	-	-	-	-	-	-	-	(79,000)	(79,000)
Net income	-	-	-	3,075,000	-	-	-	-	3,075,000
BALANCE, September 30, 2002	**16,237,142**	**$16,000**	**$65,200,000**	**$1,313,000**	**$ -**	**330,256**	**$(1,648,000)**	**$(142,000)**	**$64,739,000**

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

TEAMSTAFF, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,		
	2002	2001 As Restated	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$3,075,000	$1,348,000	$951,000
Adjustments to reconcile net income to net cash provided by operating activities, net of acquired businesses:			
Deferred income taxes	1,173,000	123,000	73,000
Depreciation and amortization	1,413,000	1,424,000	1,333,000
Provision for doubtful accounts	546,000	526,000	162,000
Non-cash write-off of deferred financing cost	-	435,000	-
Loss on disposal of equipment	-	-	24,000
Non-cash compensation expense related to warrants	-	70,000	200,000
Gain on sale of regional office	-	(50,000)	-
Changes in operating assets and liabilities, net of acquired businesses:			
Decrease (increase) in accounts receivable	34,000	(4,977,000)	(7,905,000)
(Increase) decrease in other current assets	(3,545,000)	449,000	(220,000)
(Increase) decrease in other assets	(87,000)	(1,901,000)	197,000
(Decrease) increase in accounts payable, accrued expenses and other current liabilities	(1,700,000)	5,174,000	9,040,000
Decrease (increase) in restricted cash	-	246,000	(13,000)
Increase in pension liability	267,000	1,004,000	-
Net cash provided by operating activities	1,176,000	3,871,000	3,842,000
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of equipment and leasehold improvements	(2,183,000)	(589,000)	(486,000)
Proceeds from sale of regional office	-	500,000	-
Acquisition of businesses, net of cash acquired	(727,000)	10,283,000	(3,314,000)
Net cash (used in) provided by investing activities	(2,910,000)	10,194,000	(3,800,000)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from borrowings on long-term debt	-	-	4,000,000
Principal payments on long-term debt	-	(6,983,000)	(1,055,000)
Payments on revolving line of credit	-	(899,000)	(559,000)
Net proceeds from issuance of preferred stock	-	3,500,000	-
Repayments on capital leases obligations	(57,000)	(49,000)	(34,000)
Net proceeds from issuance of common stock, net of expenses	-	40,000	-
Net proceeds from the exercise of stock options and warrants	144,000	195,000	4,000
Common shares repurchased	(1,146,000)	(366,000)	(61,000)
Repayment of loan from Shareholder	90,000	-	-
Net comprehensive expense on pension	(79,000)	(63,000)	-
Income tax benefit on stock options exercised	1,512,000	-	-
Net cash provided by (used in) financing activities	464,000	(4,625,000)	2,295,000
Net (decrease) increase in cash and cash equivalents	(1,270,000)	9,440,000	2,337,000
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	13,725,000	4,285,000	1,948,000
CASH AND CASH EQUIVALENTS AT END OF YEAR	$12,455,000	$13,725,000	$4,285,000
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for- Interest	$168,000	$1,892,000	$1,242,000
Cash paid during the year for- Income taxes	$1,190,000	$797,000	$489,000
SUPPLEMENTAL DISCLOSURES OF NONCASH TRANSACTIONS:			
Borrowings under capital leases	$ -	$ -	$272,000
Fair value of escrow shares received in settlement	-	340,000	-
Note receivable in connection with sale of regional office (El Paso)	125,000	425,000	-
Retirement of preferred stock	-	3,500,000	-
Receivable from shareholder in connection with option exercised	-	90,000	-

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

(1) ORGANIZATION AND BUSINESS:

TeamStaff, Inc. (the "Company"), formerly Digital Solutions, Inc. ("DSI") a New Jersey Corporation, with its subsidiaries, provides a broad spectrum of human resource services including professional employer services, payroll processing, human resource administration and placement of temporary and permanent employees. The Company has regional offices in Somerset, New Jersey; Houston, Texas; Northampton, Massachusetts; and Clearwater and Boca Raton, Florida and sales service centers in New York, New York; Houston, Texas; Boca Raton and Clearwater, Florida; Woburn and Northampton, Massachusetts; Alpharetta, Georgia; and Somerset, New Jersey.

Effective April 8, 2000, the Company acquired substantially all of the assets of the professional employer organization division of Outsource International, Inc. ("Outsource") which had operated under the trade name "Synadyne". The Company operates these assets, which were comprised mostly of PEO contracts, as part of its TeamStaff SB division.

Effective October 2, 2000, the Company acquired all the stock of the professional employer organization ("PEO") business of HR2.

Effective August 31, 2001, the Company acquired all the stock of BrightLane.com, inc. (BrightLane).

Effective January 1, 2002, TeamStaff acquired the accounts and related assets of Corporate Staffing Concepts LLC., a PEO entity operating primarily in western Massachusetts and Connecticut.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The accompanying consolidated financial statements include the accounts of TeamStaff, Inc. and its subsidiaries, all of which are wholly owned. The results of operations of acquired companies within the period reflected have been included in the consolidated financial statements from the date of acquisition. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

The financial statements related to fiscal year 2001 contained in these financial statements have been restated to reflect certain adjustments which are described in detail in Note 12.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

TeamStaff accounts for its revenues in accordance with EITF 99-19, Reporting Revenues Gross as a Principal Versus Net as an Agent. TeamStaff's professional employer organization division revenues historically had been derived from its PEO division gross billings, which were based on: (i) the payroll cost of its worksite employees; and (ii) associated payroll taxes, benefit costs, workers' compensation charges and administrative fees. The gross billings are invoiced to clients concurrently with each periodic payroll of its worksite employees. Historically, TeamStaff has included both components of its PEO gross billings in revenues (gross method) due primarily to the assumption of significant contractual rights and obligations and other liabilities TeamStaff assumes as an employer, regardless of whether it actually collects its gross billings. After discussions with Securities and Exchange Commission staff, and with the concurrence of its auditors, TeamStaff has determined to change its presentation of PEO revenues from the gross method to an approach that presents its revenues net of worksite employee payroll costs (net method) primarily because TeamStaff is not generally responsible for the output and quality of work performed by the worksite employees. This change in accounting method reduced both the revenue and direct costs for fiscal year end September 30, 2002, 2001, and 2000 by $485,142,000, $483,758,000, and $331,778,000 respectively, but had no effect on gross profit, operating income or net income (loss). Consistent with this change in revenue recognition policy, TeamStaff's PEO division direct costs do not include the payroll costs of its worksite employees. TeamStaff's PEO division direct costs associated with its revenue generating activities are comprised of all other costs related to its worksite employees, such as the employer portion of payroll-related taxes, employee benefit plan premiums and contributions and workers' compensation insurance premiums. TeamStaff negotiates the pricing for its various services on a client-by-client basis based on factors such as market conditions, client needs and services requested, the client's workers' compensation experience, the type of client business and the required resources to service the account, among other factors. Because the pricing is negotiated separately with each client and vary according to circumstances, TeamStaff's revenue, and therefore its gross margin, will fluctuate based on its client mix.

The Medical Staffing revenue is recognized as service is rendered. The Company bills its clients based on an hourly rate. The hourly rate is intended to cover the Company's direct labor costs of the temporary employees, plus an estimate to cover overhead expenses and a profit margin. Additionally, included in revenue related to medical staffing are commissions from permanent placements. Commissions from permanent placements result from the successful placement of a medical staffing employee to a customer's workforce as a permanent employee.

The Payroll services revenue is recognized as service is rendered and consists primarily of administrative service fees charged to clients for the processing of paychecks as well as preparing quarterly and annual payroll related reports.

In accordance with Emerging Issues Task Force (EITF) No. 99-19 "Reporting Revenue gross as a Principal versus Net as an Agent," TeamStaff recognizes all amounts billed to its temporary staffing customers as gross revenue because, among other things, TeamStaff is the primary obligor in the temporary staffing arrangement, TeamStaff has pricing latitude, TeamStaff selects temporary employees for a given assignment from a broad pool of individuals, TeamStaff is at risk for the payment of its direct costs, whether or not TeamStaff's customers pay TeamStaff on a timely basis or at all, and TeamStaff assumes a significant amount of other risks and liabilities as an employer of its temporary employees, and therefore, is deemed to be a principal in regard to these services. The Company also recognizes as gross revenue and as unbilled receivables, on a accrual basis, any such amounts which relate to services performed by worksite and temporary employees which have not yet been billed to the customer as of the end of the accounting period. Unbilled receivables totaled $16,552,000 and $13,693,000 as of September 30, 2002 and 2001 respectively. All such amounts are expected to be realized in the subsequent year.

In December 2000, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 (or "SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The adoption of SAB 101 in fiscal 2001 did not have any impact on the consolidated financial statements.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains substantially all its cash balances in a limited number of financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. TeamStaff monitors the financial health of these banking institutions.

The Company's customer base consists of over 3,000 client companies, representing approximately 46,000 employees (including payroll services employees) as of September 30, 2002. The Company's client base is broadly distributed throughout a wide variety of industries; however, more than 75% of the customers in the payroll processing area are in the construction industry and substantially all of TeamStaff Rx customers are in the healthcare industry. Credit, when given, is generally granted on an unsecured basis.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all liquid investments purchased with a maturity of three months or less to be cash equivalents.

Restricted Cash

This is cash restricted in connection with BrightLane's office lease.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to pay its service fees. The Company believes that the success of its PEO business is heavily dependent on its ability to collect these service fees for several reasons, including (i) the large volume and dollar amount of transactions processed by the Company, (ii) the periodic and recurring nature of payroll, upon which the service fees are based, and (iii) the fact that the Company is at risk for the payment of its direct costs regardless of whether its clients pay their service fees. To mitigate this risk, the Company has established very tight credit policies. The Company generally requires its clients to pay their service fees no later than one day prior to the applicable payroll date. In addition, the Company maintains the right to terminate its Client Service Agreement and associated worksite employees or to require prepayment, letters of credit or other collateral upon deterioration in a client's financial position or upon nonpayment by a client. As a result of these efforts, the outstanding balance of accounts receivable and subsequent losses related to customer nonpayment have historically been very low as a percentage of revenues.

Fair Value

The Company has financial instruments, none of which is held for trading purposes. The Company estimates that the fair value of all financial instruments at October 31, 2002 and 2001, does not differ materially from the aggregate carrying values of these financial instruments recorded in the accompanying balance sheets. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Equipment and Improvements

Equipment and improvements are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful asset lives (3 to 5 years) and the shorter of the lease term or estimated useful life for leasehold improvements.

Acquired Intangible Assets

	As of September 30, 2002		
	Gross Carrying Amount	Accumulated Amortization	Net
Amortized intangible assets			
Software	$ 2,468,000	$ (705,000)	$ 1,763,000
Pension	729,000	(117,000)	612,000
Total	**$ 3,197,000**	**$ (822,000)**	**$ 2,375,000**

	As of September 30, 2001		
	Gross Carrying Amount	Accumulated Amortization	Net
Amortized intangible assets			
Software	$ 1,028,000	$ (129,000)	$ 899,000
Pension	729,000	(58,000)	671,000
Total	**$ 1,757,000**	**$ (187,000)**	**$ 1,570,000**

Aggregate Amortization Expense	
For year ended 9/30/02	$ 635,000
Estimated Amortization Expense	
For year ended 9/30/03	$506,000
For year ended 9/30/04	397,000
For year ended 9/30/05	387,000
For year ended 9/30/06	373,000
For year ended 9/30/07	301,000
Indefinite life intangible assets (decribed below):	
Tradenames	$ 4,209,000
First Union Relationship	6,900,000
Total	**$11,109,000**

Goodwill

	PEO	Medical Staffing	Total
Balance as of September 30, 2001	$24,736,000	$1,705,000	$26,441,000
Goodwill acquired during year	726,000	-	726,000
Balance as of September 30, 2002	**$25,462,000**	**$1,705,000**	**$27,167,000**

Beginning October 1, 2001, with the adoption of the newly required accounting standard (SFAS 142), the Company no longer amortizes goodwill or indefinite life intangible assets. The Company will also continue to review annually its goodwill and other intangible assets for possible impairment or loss of value. The Company determined that no impairment of goodwill or intangible assets existed as of the date of adoption or at September 30, 2002. (See recently adopted accounting standard SFAS 142 below)

The goodwill acquired during the year includes $282,000 related to the purchase of Corporate Staffing Concepts and $444,000 in additional charges associated with the acquisition of BrightLane which were mostly related to adjustments of estimates of professional services, employment contracts and taxes.

Long-Lived Assets

The Company reviews it long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management of the Company believes that no such events or changes in circumstances have occurred. If such events or changes in circumstances are present, a loss is recognized to the extent that the carrying value of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset and its eventual disposition.

Workers' Compensation

The Company applies loss-development factors to its open years' workers' compensation incurred losses in order to estimate fully developed losses as well as other formula driven methodologies supplied by its current third party administrator. (See Note 7)

Income Taxes

TeamStaff accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reflected on the balance sheet when it is determined that it is more likely than not that the asset will be realized.

Reclassifications

Certain reclassifications have been made to prior years amounts to conform to the current year presentation.

Stock-Based Compensation

Stock-based compensation for employees and directors is recognized using the intrinsic value method under APB No. 25. The Company uses the fair value method for options issued to non-employees. For disclosure purposes, pro forma net income (loss) impacts are provided as if the fair market value method has been applied.

Earnings Per Share

Basic earnings per share is calculated by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is calculated by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period adjusted to reflect potentially dilutive securities.

In accordance with SFAS 128, the following table reconciles income before extraordinary item and share amounts used to calculate basic and diluted earnings per share before extraordinary item:

	Years Ended September 30,		
	2002	2001 As Restated	2000
Numerator: Income before extraordinary item	$3,075,000	$1,702,000	$951,000
Denominator: Weighted average number of common shares outstanding – Basic	16,013,546	8,693,243	7,954,176
Incremental shares for assumed conversions of stock options/warrants	169,920	214,039	36,736
Weighted average number of common and equivalent shares outstanding-Diluted	16,183,466	8,907,282	7,990,912
Earnings per share before extraordinary item – Basic	$0.19	$0.20	$0.12
Earnings per share before extraordinary item – Diluted	**$0.19**	**$0.19**	**$0.12**

Stock options and warrants outstanding at September 30, 2002, 2001, and 2000 to purchase 257,298, 157,006, and 276,961 shares of common stock respectively were not included in the computation of Diluted EPS as they were antidilutive.

Reverse Stock Split

Effective June 2, 2000 the Company effected a reverse stock split at a rate of one (1) new share for each existing 3.5 shares of TeamStaff common stock. All common shares and per share amounts in the accompanying financial statements have been adjusted retroactively to effect the reverse stock split.

Comprehensive Income(Loss)

The Company has comprehensive losses resulting from its Supplemental Executive Retirement Plan (SERP) (Refer to Note 11 and 12). When the Company's SERP obligations were measured at September 30, 2002, the amount of the Projected Benefits Obligation (PBO) exceeded the recorded SERP liability. This was due to the fact that rates earned on fixed income investments steadily decreased. The discount rates used in the PBO calculations dropped from 8% in September 2000 to 7.5% in September 2001, and to 6.5% in September 2002. These changes resulted in a comprehensive loss net of tax in fiscal year 2002 of $79,000 and in fiscal year 2001 of $63,000. No other sources of comprehensive gains or losses occurred.

Recent Accounting Standards

During June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations (SFAS No. 141) and No. 142, Goodwill and Other

Intangible Assets (SFAS No. 142). SFAS No. 141 changed the accounting for business combinations, requiring that all business combinations be accounted for using the purchase method and that intangible assets be recognized as assets apart from goodwill if they arise from contractual or other legal rights, or if they are separable or capable of being separated from the acquired entity and sold, transferred, licensed, rented or exchanged. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001. SFAS No. 142 specifies the financial accounting and reporting for acquired goodwill and other intangible assets. Goodwill and indefinite life intangible assets will not be amortized but rather will be tested at least annually for impairment. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. However, early adoption was allowed and the Company adopted SFAS No. 142 as of October 1, 2001.

SFAS No. 142 requires that the useful lives of intangible assets acquired on or before June 30, 2001 be reassessed and the remaining amortization periods adjusted accordingly. Previously recognized intangible assets deemed to have indefinite lives should be tested for impairment. The Company's intangible assets consist primarily of the TeamStaff trade name and the First Union/Wachovia Relationship. This relationship requires First Union/Wachovia to promote TeamStaff's services to its banking customers throughout the United States. The Company's First Union relationship and TeamStaff tradename have indefinite lives and are no longer being amortized effective October 1, 2001 because they are expected to generate cash flows indefinitely. The effect of not amortizing goodwill and intangible assets on income before income taxes and net income for the fiscal year ended September 30, 2002 is $948,000 and $778,000, respectively. The Company estimates that net income and diluted earnings per share would have been approximately $2,126,000 and $0.24, respectively, for the fiscal year ended September 30, 2001 had the provisions of the new standard been applied as of October 1, 2000. The Company estimates that net income and diluted earnings per share would have been approximately $1,680,000 and $0.21, respectively, for the fiscal year ended September 30, 2000 had the provisions of the new standard been applied as of October 1, 1999. The Company tested its intangible assets during the first quarter of the current fiscal year, as required by SFAS No. 142, and there was no impairment. The Company tested its goodwill for impairment during the second quarter of fiscal 2002 as required by SFAS No. 142 and there was no impairment. The Company retested intangible assets and goodwill at September 30, 2002 and there was no impairment. As of September 30, 2002, total net goodwill was $27,167,000 consisting of $25,462,000 and $1,705,000 for the PEO and Medical Staffing segments respectively. Goodwill for the fiscal year ended September 30, 2002 increased $726,000. The increase, all of which related to PEO operations, resulted primarily from the acquisition of Corporate Staffing Concepts, LLC and additional cost associated with the BrightLane acquisition.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and is effective for the fiscal years beginning after June 15, 2002. Management does not expect the impact of SFAS No. 143 to be material to the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and establishes a single accounting model for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. Management does not expect the impact of SFAS No. 144 to be material to the Company's consolidated financial statements.

On May 1, 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 is effective for the Company's fiscal year beginning October 1, 2002. The Company is in the process of evaluating what impact, if any, this standard will have on the Company's financial statements.

On July 30, 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), that is applicable to exit or disposal activities initiated after December 31, 2002. This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This standard does not apply where SFAS 144 is applicable

On December 31, 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("SFAS 148"), that is applicable to financial statements issued for fiscal years ending after December 15, 2002. In addition, interim disclosure provisions are applicable for financial statements issued for interim periods beginning after December 15, 2002. This standard amends SFAS 123 and provides guidance to companies electing to voluntarily change to the fair value method of accounting for stock-based compensation. In addition, this standard amends SFAS 123 to require more prominent and more frequent disclosures in financial statements regarding the effects of stock-based compensation. TeamStaff will implement SFAS 148 in the first fiscal quarter 2003.

(3) INCOME TAXES:

At September 30, 2002, the Company has available operating loss carryforwards of approximately $22,000,000 to reduce future periods' taxable income. Substantially all of the operating loss carryforwards were acquired in connection with the acquisition of BrightLane on August 31, 2001 (See Note 5). The carryforwards expire in various years beginning in 2004 and extending through 2021. The Company also has tax credits available of approximately $653,000 to reduce future taxable income that begin to expire in 2020. In accordance with IRS regulations, the utilization of operating losses acquired from BrightLane are limited to approximately $2.1 million per year.

The Company has recorded an $8,471,000 and a $9,225,000 deferred tax asset at September 30, 2002 and 2001, respectively. This represents management's estimate of the income tax benefits to be realized upon utilization of its net operating losses and tax credits as well as temporary differences between the financial statement and tax bases of certain assets and liabilities, for which management believes utilization to be more likely than not. In fiscal 2002, 2001 and 2000, the Company reduced its tax provision by $239,000, $218,000 and $374,000 respectively for certain tax credits which were available to the Company. In 2000, the Company's income tax expense was reduced by a $400,000 tax benefit reflecting the elimination of a valuation allowance.

In order for the Company to realize the operating loss carryforward and the tax credits, the Company would have to generate approximately $23,000,000 in future taxable income. Management believes the Company's operations can generate sufficient taxable income to realize this deferred tax asset as a result of the past five years of profitability and its ability to meet its operating plan.

An analysis of the Company's deferred tax asset is as follows-

	2002	2001 As Restated
Net operating loss carry forwards and tax credits	$8,162,000	$7,764,000
Workers' compensation reserves	(227,000)	1,122,000
Allowance for doubtful accounts	101,000	187,000
Depreciation expense	(12,000)	170,000
Professional fees	172,000	0
Pension	142,000	76,000
Other items, net	133,000	(94,000)
Deferred income tax asset	**$8,471,000**	**$9,225,000**

The components of the income tax expense for income taxes are summarized as follows-

	Years Ended September 30,		
	2002	2001 As Restated	2000
Current expense	$612,000	$1,138,000	$355,000
Deferred expense	1,173,000	123,000	73,000
Total expense	**$1,785,000**	**$1,261,000**	**$428,000**

The following table indicates the significant elements contributing to the difference between the Federal statutory rates and the Company's effective tax rate-

	Years Ended September 30,		
	2002	2001 As Restated	2000
Federal statutory rate	34%	34%	34%
State taxes, net of federal income tax benefit	8	8	8
Tax credits	(6)	(9)	(28)
Goodwill amortization	0	7	13
Other	1	3	4
Total	**37%**	**43%**	**31%**

The tax benefits associated with the exercise of non-qualified stock options reduce taxes currently payable by $1,513,000 for 2002. Such benefits are credited to additional paid-in capital.

(4) DEBT:

On April 9, 2002, the Company entered into a revolving loan facility with Fleet National Bank, (Fleet). The total outstanding loan amount cannot exceed at any one time the lesser of $7,000,000 or the sum of 85% of qualified accounts receivable, less an amount reserved by Fleet to support direct debit processing exposure. The annual interest rate is either the Fleet prime rate or LIBOR, at the discretion of the Company, and is currently 4.25%. The facility is collateralized by substantially all of the assets of the Company, including its accounts receivable. The facility is subject to certain covenants including, but not limited to, interest rate coverage of 2.0 to 1.0, total liabilities to tangible net worth ratio of 2.0 to 1.0, and minimum working capital of $10,000,000. As of September 30, 2002, there was no amount outstanding on the credit facility. The Company has an outstanding letter of credit of $4,150,000 under the facility for the Company's workers' compensation policy. (See Note 7)

During fiscal years 2001 and 2000 the Company had a long-term credit facility from FINOVA Capital Corporation totaling $12.5 million. Substantially all assets of the Company secured the credit facility. The facility was comprised of (i) two three-year term loans each for $2.5 million, with a five-year amortization, at prime plus 3%; (ii) a three-year term loan for $4.0 million, with a five-year amortization, at prime plus 3% and (iii) a $3.5 million revolving line of credit at prime plus 1% secured by certain accounts receivable of the Company. The credit facility was subject to success fees for each of the $2.5 million term loans in the amounts of $200,000, $225,000 and $250,000 due on the anniversary dates of the loan. In addition the $4.0 million term loan was subject to annual success fees at the beginning of each loan year in the amount of $500,000. The credit facility was subject to certain covenants including, but not limited to, a debt to net worth ratio, a minimum net worth and a minimum debt service coverage ratio, as defined.

In connection with the BrightLane acquisition, TeamStaff repaid approximately $8,289,000 of total outstanding debt (including interest and related financing fees) owed to FINOVA Capital Corporation during 2001. The loan facility with FINOVA was terminated. Of this amount approximately $3,800,000 was paid in April 2001 and the remaining $4,489,000 was paid in September 2001. As a result, the Company wrote off $435,000 of unamortized financing costs and paid additional fees of $175,000. This has been recorded as an extraordinary loss on the early extinguishment of debt of $354,000, net of tax benefit of $256,000 in fiscal year 2001.

Long-term debt at September 30, 2002 and 2001 consists of the following-

	2002	2001 As Restated
Capital leases	$206,000	$263,000
Less- Current portion	(59,000)	(70,000)
Total	**$147,000**	**$193,000**

Maturities of long-term debt as of September 30, 2002 are as follows-

Year Ending September 30,	
2003	$59,000
2004	53,000
2005	94,000
Total	**$206,000**

(5) BUSINESS COMBINATIONS/ DISPOSITIONS:

Acquisition of Corporate Staffing Concepts

Effective January 2, 2002, TeamStaff acquired the accounts and related assets of Corporate Staffing Concepts LLC, a PEO entity operating primarily in western Massachusetts and Connecticut. The agreement provided that TeamStaff acquire the PEO related accounts of Corporate Staffing Concepts for $275,000 paid at closing, and stock, which would be paid in connection with an earn out in one year, based upon the number of worksite employees remaining from the accounts being acquired. Subsequent to the balance sheet date, on January 10, 2003, by mutual agreement, the Company fully settled its earnout obligations to Corporate Staffing Concepts LLC by agreeing to pay the sum of $250,000 in cash and to issue 27,500 shares of the Company's Common Stock, for a total purchase price of $603,100.

Acquisition of BrightLane.com

Effective August 31, 2001, TeamStaff acquired BrightLane.com, Inc., a technology company founded in 1999 that provided an online business center. Focusing on the small business segment, BrightLane developed several patent-pending information exchange and transaction oriented software solutions to facilitate access across a variety of essential and Internet deliverable administrative products and services.

Under the terms of the purchase agreement, TeamStaff acquired all the stock of BrightLane.com through the issuance of 8,066,522 shares of TeamStaff common stock, valued at approximately $41,900,000. TeamStaff also incurred $2,705,000 of certain legal, accounting and investment banking expenses, resulting in a total purchase price of $44,605,000. The acquisition has been accounted for under the purchase method and the results of operations of the acquired company have been included in the statements of income since the date of the acquisition. The purchase price has been allocated based on the estimated fair value at the date of the acquisition as stated below:

Cash acquired	$12,325,000
Deferred tax asset	7,400,000
Investment in TeamStaff preferred stock	3,500,000
Other assets acquired, net	1,538,000
First Union/Wachovia relationship	6,900,000
Tradename	10,000
Goodwill	12,932,000
Total	**$44,605,000**

Prior to the acquisition, the Company sold to BrightLane $3.5 million of preferred stock and used the proceeds to pay down a portion of the FINOVA debt. The preferred stock was cancelled in connection with the acquisition on August 31, 2001.

In connection with the transaction, persons holding BrightLane options to acquire approximately 2,078,000 BrightLane shares (the equivalent of approximately 481,000 TeamStaff shares) exercised their options. TeamStaff made recourse loans of approximately $1,047,000 principal amount to the holders of these options to assist them in payment of tax obligations incurred with exercise of the options. The loans are repayable upon the earlier of (i) sale of the TeamStaff shares or (ii) three years. As of September 30, 2002, approximately $654,000 of these loans has been repaid or forgiven and $393,000 remains outstanding. All loans must be repaid in cash with the exception of one loan. Under the terms of the Company's employment agreement with an executive officer of the Company's BrightLane subsidiary, the loan ($131,000) is to be forgiven over a two-year period of time as long as the officer remains employed by the Company.

Acquisition of HR2, Inc.

Effective October 2, 2000, the Company acquired HR2, Inc. in a stock purchase transaction. The Company acquired all of the capital stock of HR2 in exchange for an aggregate of 89,224 shares of the Company's common stock and $100,000 in cash for a total purchase price of $400,000. HR2, Inc. is a professional employer organization that operates primarily in Massachusetts, Rhode Island, and New Hampshire. The acquisition of HR2 Inc. was not material to the Company's consolidated financial statements.

Acquisition of Synadyne Assets

Effective April 8, 2000, TeamStaff, Inc. pursuant to an Asset Purchase Agreement acquired substantially all of the assets of the professional employer organization business of Outsource International, Inc. ("Outsource"), which had operated under the tradename "Synadyne". TeamStaff acquired all of the customer contracts of the former Synadyne business. The Company operates these assets, which were comprised mostly of PEO contracts, through its subsidiaries as part of its TeamStaff SB division. Under the terms of the Asset Purchase Agreement, TeamStaff paid an aggregate purchase price of $3,500,000 which includes the assumption of approximately $200,000 in liabilities. The Company also incurred approximately $100,000 for acquisition related expenses. The agreement also provides for an additional potential payment of up to $1,250,000 provided that the former clients of Outsource have at least 9,500 worksite employees as of March 31, 2002. In the event there are less than 9,500 employees, the amount of the earnout will be reduced by a pre-determined formula. The Company calculated that at March 31, 2002 there were 5,879 employees employed by the Company represented by the former Synadyne business and therefore no payment is due to Outsource under the terms of the earnout. However, based on an estimate provided by Outsource, the earnout payment would be approximately $553,000. Under the terms of the agreement, Outsource had a period of 90 days, (which expired on July 19, 2002), to audit the records related to the employees and accounts to determine the earnout. Outsource filed for protection under Chapter 11 of the U.S. Bankruptcy Code on June 11, 2002 in the Central District of California. The Company is unable to predict the impact of Outsource's bankruptcy on the potential earnout. Any subsequent payment would be accounted for as additional purchase price and would be recorded as an increase to goodwill when and if made.

Under the original acquisition related agreements, TeamStaff had been providing PEO services to the corporate employees of Outsource. The parties had entered into a court-approved stipulation in the bankruptcy action that TeamStaff would continue to provide these services. Subsequently, the parties mutually agreed to terminate the original service agreement effective July 2002.

Sale of El Paso Regional Office

In September 2001, the Company sold its regional PEO office in El Paso, Texas. The business was sold for $925,000: $500,000 in cash at closing and $425,000 to be paid in 17 equal monthly installments from October 2001 until February 2003. The gain on sale of this transaction was $50,000. Operations of the El Paso office were immaterial and therefore not reflected as discontinued operations.

The following unaudited pro forma information presents a summary of consolidated financial results of operations of the Company and acquired companies as if the acquisitions and dispositions had occurred at the beginning of the earliest reported period October 1, 1999.

	Fiscal Years Ended September 30,		
	2002 As Amended	2001 As Restated	2000 As Amended
Revenues	$181,811,000	$160,969,000	$111,255,000
Income (Loss) before extraordinary item	$3,080,000	$(3,236,000)	$(13,990,000)
Net income (Loss)	$3,080,000	$(3,846,000)	$(13,990,000)
Earnings/(Loss) per share – basic and diluted	$.19	$(.24)	$(.87)

(6) ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES:

Accrued expenses and other current liabilities at September 30, 2002 and 2001 consist of the following-

	2002	2001 As Restated
Workers' compensation insurance	$1,673,000	$3,300,000
Bank overdraft	1,874,000	3,237,000
Other	2,917,000	1,828,000
Total	**$6,464,000**	**$8,365,000**

(7) COMMITMENTS AND CONTINGENCIES:

Leases

Minimum payments under noncancellable lease obligations at September 30, 2002 are as follows-

Year Ending September 30,	
2003	$2,046,000
2004	2,077,000
2005	1,618,000
2006	686,000
2007	523,000
Total	**$6,950,000**

Rent expense under all operating leases was $1,796,000 in 2002, $1,233,000 in 2001, $988,000 in 2000.

Workers' Compensation Policy

As of March 22, 2002, TeamStaff's insurance provider is Zurich American Insurance Company (Zurich) and the program will be managed by Cedar Hill Insurance Agency, Inc (Cedar Hill).). This policy covers its corporate employees, the worksite employees co-employed by TeamStaff and its PEO clients, and the temporary employees employed by TeamStaff to fulfill various client-staffing assignments. TeamStaff does not provide workers' compensation to non-employees of the Company.

The Zurich program will cover the period March 22, 2002 through April 1, 2003, inclusive. The program contains a large deductible feature of $500,000 for each claim, with no maximum liability cap. The premium for the program is paid on a monthly basis based on estimated payroll for the year and is subject to a year-end audit. The Zurich deductible program is collateralized by a letter of credit, inuring to the benefit of Zurich American Insurance Company, and cash held in a trust account with a third party. The letter of credit for $4,150,000 has been secured through Fleet National Bank (Fleet), as part of the Company's line of credit. Payments will be made to the trust on a monthly basis based on projected claims for the year. Interest on all assets held in the trust is credited to TeamStaff. Payments for claims and claims expenses will be made from the trust. Payments to the trust may be adjusted from time to time based on program experience. Claims handling services will be provided by a third party administrator assigned by Cedar Hill. Additionally, TeamStaff has outsourced its underwriting and program management for the Zurich program to Cedar Hill Insurance Agency, Inc. and The Hobbs Group, the Company's workers' compensation insurance broker. At September 30, 2002, the Company has a prepaid current asset of $2,341,000 for the premium and the prepayments made to the trust.

TeamStaff's primary workers' compensation insurance provider from January 22, 2001 through March 21, 2002, was Continental Assurance (CNA). This policy covered its corporate employees, the worksite employees co-employed by TeamStaff and its PEO clients, and the temporary employees employed by TeamStaff to fulfill various client-staffing assignments.

The CNA policy originally covered the period from January 22, 2001, through January 21, 2002, but was extended to March 21, 2002. It was a large deductible program ($250,000 for each claim) with a maximum liability cap. The premium for the policy was paid monthly based upon estimated payroll for the year and is subject to a year-end audit by the provider. TeamStaff also maintained a separate policy insuring a portion of the maximum deductible cap, which it may be required to pay if claims exceed a determined number. The policy, including the extension, insures payment of the maximum cap in excess of the first $2,093,000, which the Company pays, up to $8,663,000. Once the $8,663,000 is exceeded, the Company pays 89.5% of paid claims up to $12,133,000. If the claims and fixed costs under the policy are less than the amounts TeamStaff paid, plus investment returns thereon, the insurer will refund the difference to TeamStaff.

As part of the two-month extension, which was negotiated in January 2002, the Company was required to pay $495,000 which CNA asserted was owed to cover costs for claims incurred during the policy years 1997 – 1999. As previously disclosed, the Company had received a release for those periods from CNA in January 2001, when the Company accepted CNA as its new insurance carrier. The Company has denied CNA's claim and to date, has received $224,000 back from the original $495,000 payment. It is the Company's belief that the remaining funds should be returned as well. Should the Company be unsuccessful in receiving a refund of all monies paid, it will be required to absorb these claims. However, the Company has a liability on its books for the estimated claims for the two-month extension, which exceeds the $271,000 disputed amount. Accordingly, the Company plans to offset this amount from any monies owed CNA. On January 27, 2003, subsequent to the balance sheet date, the Company filed a complaint of unfair or deceptive acts or practices in the business of insurance against CNA with the New Jersey Division of Insurance.

TeamStaff maintained a separate policy for certain of the business of its subsidiary, HR2, Inc., which had provided that TeamStaff was only responsible for the audited premium for each policy period. This policy ended on December 31, 2001. From January 1, 2002 through March 21, 2002, these employees were covered under the CNA policy.

On August 7, 2002, the Company entered into an agreement with a prior workers' compensation and employer's liability insurance carrier fully and finally settling all loss and expense charges for four years of coverage, from 1996 to 2000, through the insurance carrier in exchange for an immediate payment by the Company. Pursuant to the agreement, the insurance carrier agreed that no more recalculations would be done for any of the Company's workers' compensation programs with the carrier. As a result of the final adjustment, the Company reduced its reserve for workers' compensation, which resulted in a decrease in direct expenses of $2,661,000.

The Company records in direct expenses a monthly charge based upon its estimate of the year's ultimate fully developed claims plus the fixed costs charged by the insurance carrier to support the program. This estimate is established each quarter based in part upon information provided by the Company's insurers, internal analysis and its insurance broker. The Company's internal analysis includes quarterly review of open claims and review of historical claims related to the workers' compensation programs. While management uses available information, including nationwide loss ratios, to estimate ultimate claims, future adjustments may be necessary based on actual claims. Since the recorded ultimate expense is based upon a ten-year projection of actual claims payment and the timing of these payments, as well as the interest earned on the Company's prepayments, the Company also relies on actuarial tables to estimate its ultimate expense.

The Company's clients are billed at fixed rates, which are determined when the contract is negotiated with the client. The fixed rates include charges for workers' compensation, which are based upon the Company's assessment of the costs of providing workers' compensation to the client. If the Company's costs for workers' compensation for the workers' compensation policy year are greater than the costs that are included in the client's contractual rate, the Company is unable to recover these excess charges from the clients. The Company reserves the right in its contracts to increase the workers' compensation charges on a prospective basis only and may do so when its workers' compensation policy is renewed or when workers compensation rates are increased by state agencies

As of September 30, 2002, the adequacy of the workers' compensation reserves was determined, in management's opinion, to be reasonable. However, since these reserves are for claims that have not been sufficiently developed due to their relatively young age, and such variables as timing of payments and investment returns thereon are uncertain or unknown, actual results may vary from current estimates. The Company will continue to monitor the development of these reserves, the actual payments made against the claims incurred, the timing of these payments, the interest accumulated in the Company's prepayments and adjust the reserves as deemed appropriate.

Payroll Taxes

TeamStaff has received notices from the IRS concerning misapplication of payroll tax payments between its legal entities, which if not resolved favorably, may result in interest and penalties. To date, TeamStaff has been working with the IRS to resolve these discrepancies and has had some interest and penalties abated. TeamStaff believes that after the IRS applies all the funds correctly, all significant interest and penalties will be abated.

Legal Proceedings

In July 2000, TeamStaff made claims for indemnification against the selling shareholders of the TeamStaff Companies (the Sellers), which were acquired by TeamStaff in January 1999. The claims consisted of various potential liabilities and expenses incurred based on breaches of representations and warranties contained in the acquisition agreement. The Sellers disputed these claims and attempted to assert claims of their own. On January 12, 2001, TeamStaff entered into a settlement agreement with the Sellers. Under the settlement agreement, the Sellers agreed to be liable and responsible for certain potential liabilities estimated at approximately $540,000 and agreed that 55,000 shares of TeamStaff common stock, which had been held in escrow since the acquisition, were to be cancelled and TeamStaff agreed to release 29,915 escrow shares to the Sellers. TeamStaff retains 75,000 shares in escrow to provide security for the Seller's obligations. Each party agreed to release each other from all other claims under the acquisition agreements. No third parties have contacted TeamStaff seeking payment in the last fiscal year for these potential liabilities. In the event that TeamStaff incurs liability to third parties with respect to the claims, TeamStaff would declare an event of default under the settlement agreement and seek collection from the Sellers.

TeamStaff's subsidiary, BrightLane, is party to a suit brought by one of its former shareholders (Atomic Fusion, Inc. v. BrightLane.com, Inc. Civil Action No ONS022460E, Fulton County State Court, Georgia). The plaintiff seeks damages for alleged unpaid contractual services provided to BrightLane, alleging that the shares (both in number and value) of BrightLane stock provided to the plaintiff in payment of services were inadequate to pay for the alleged agreed upon value of services. TeamStaff and BrightLane intend to defend themselves vigorously in this matter and believes that they have meritorious and valid defenses to plaintiff's claims. In addition, the former shareholders of BrightLane have placed approximately 158,000 shares in escrow to provide indemnification for any claims made by TeamStaff under the acquisition agreement, subject to a $300,000 threshold. In the event the threshold is reached, some or all of these shares may be canceled in an amount equal to the amount of any claim or expense in excess of the threshold. Under the terms of the agreements between TeamStaff and BrightLane, the value of the shares held in escrow is $8.10/share. It is possible that an award in favor of Atomic Fusion would result in monetary damages against TeamStaff, which could not be recovered under the indemnification provisions because cancellation of the shares in escrow is the sole method of satisfying these indemnification obligations.

As a commercial enterprise and employer and in connection with its businesses as a professional employer organization, payroll services and temporary and permanent staffing, TeamStaff is engaged in litigation from time to time during the ordinary course of business in connection with employee suits, workers' compensation and other matters. Generally, TeamStaff is entitled to indemnification or repayment from its PEO clients for claims brought by worksite employees related to their employment. However, there can be no assurance that the client employer will have funds or insurance in amounts to cover any damages or awards, and as co-employer, TeamStaff may be subject to liability.

TeamStaff is engaged in no other litigation, the effect of which would be anticipated to have a material adverse impact on TeamStaff's financial conditions or results of operations.

Employment Agreements

TeamStaff entered into a new employment agreement with Mr. Donald Kappauf, TeamStaff's President and Chief Executive Officer effective April 2, 2001 and terminating on September 30, 2003, unless extended. If the Company fails to notify Mr. Kappauf prior to six months before the date of termination that it does not intend to negotiate a renewal of the employment of Mr. Kappauf, then the agreement will be automatically extended for a period of one year.

Under the terms of this agreement, Mr. Kappauf's base compensation was initially $230,000, increasing to $300,000 commencing September 1, 2001, and subject to yearly increases thereafter at the discretion of the compensation committee. For the fiscal year ended September 30, 2002, Mr. Kappauf received a base salary of $300,000. Mr. Kappauf is also entitled to a bonus based on the achievement of certain performance criteria as determined by the compensation committee.

In addition, Mr. Kappauf receives certain other benefits including insurance benefits as are provided to all other executives, a car allowance in the amount of $1,000 per month, participation in the supplemental executive retirement plan and a split dollar life insurance arrangement. The agreement also provided for the grant of 300,000 stock options, which vested in annual increments of one third commencing on the date of the agreement. TeamStaff also entered into a severance agreement with Mr. Kappauf which governs the termination of his employment and certain other events including a change of control of the Company.

TeamStaff entered into a new employment agreement with Mr. Donald Kelly, TeamStaff's former Chief Financial Officer, effective April 2, 2001 and terminating on September 30, 2003, unless extended. If the Company fails to notify Mr. Kelly prior to six months before the date of termination that it does not intend to negotiate a renewal of the employment of Mr. Kelly, then the agreement will be automatically extended for a period of one year.

Under the terms of this agreement, Mr. Kelly's base compensation was initially $170,000, increasing to $200,000 commencing September 1, 2001, and subject to yearly increases thereafter at the discretion of the compensation committee. For the fiscal year ended September 30, 2002, Mr. Kelly received a base salary of $200,000. Mr. Kelly is also entitled to a bonus based on the achievement of certain performance criteria as determined by the compensation committee.

In addition, Mr. Kelly receives certain other benefits including insurance benefits as are provided to all other executives, a car allowance in the amount of $800 per month, participation in the supplemental executive retirement plan and a split dollar life insurance arrangement. The agreement also provided for the grant of 150,000 stock options, which vested in annual increments of one third commencing on the date of the agreement.

TeamStaff's future commitment under these employee's contracts totals approximately $522,000.

TeamStaff also entered into a severance agreement with Mr. Kelly which governs the termination of his employment and certain other events including a change of control of the Company. Pursuant to the severance agreement with Mr. Kelly, in the event he is terminated by the Company for cause, he will be entitled only to his accrued compensation, which means his base salary, reimbursement of business expenses, vacation pay and earned but unpaid bonuses to the date of termination. "Cause" is defined to include conviction of a felony, an intentional and continual failure to substantially perform his duties or an intentional failure to follow or perform a lawful direction of the Board of Directors. If Mr. Kelly is terminated for disability or death, he will be entitled to his accrued compensation and certain other payments such as the pro rata bonus amount. The pro rata bonus amount is defined as the amount equal to the greater of the most recent annual bonus amount paid or the annual bonus paid or payable for the full fiscal year ended prior to the termination, in either case pro-rated through the date of death or disability. In the event that Mr. Kelly's employment terminates for any other reason, the agreement provides for payment of his accrued compensation, a pro rata bonus amount, a bonus amount allocated to the remainder of the term of his employment agreement, his base salary through the remainder of the term of his employment agreement, a severance payment equal to one year's base compensation, a payment equal to the cost of health and other similar benefits for a period of two years and costs associated with outplacement services. In the event of a change of control of the Company, and after such event Mr. Kelly's employment is terminated (either by him or by the Company within 24 months of the event), he is entitled to his base salary, reimbursement of business expenses, vacation pay and earned but unpaid bonuses to the date of termination, as well as an additional severance payment equal to a cash payment of three times the amount of his five year average gross income and all options held by him are deemed vested. A change of control is defined to mean (i) an acquisition by a person (as defined under Section 13(d) of the Securities and Exchange Act of 1934) of 20% or more of the voting stock of the Company (ii) if the persons who comprise the Board of Directors as of May 22, 2002 cease to constitute two-thirds of the Board at any date, except a change of control does not occur if the nomination for election of new board members is approved by two-thirds of the existing board or (iii) the stockholders of the Company approve a merger or consolidation of the Company and the pre transaction stockholders fail to own 85% of the post transaction combined voting power. Further, if the Company is merged with, or sells substantially all of its assets prior to May 24, 2004, Mr. Kelly is entitled, in addition to the other compensation payable upon a change of control, to a success fee equal to $1,000,000; provided that if the value to shareholders in connection with the sale is greater than $9.00 per share, the fee will be increased by the sum of $25,000 for each $.10 per share that exceeds $9.00.

Until December 10, 2002, Mr. Kelly held the positions of Chief Financial Officer, Vice President, Finance and Secretary of the Company. In light of the circumstances regarding the removal of Mr. Kelly from his duties, Mr. Kelly may have reason to terminate his employment with the Company for "good reason" and exercise his rights under the severance agreement. The term good reason includes "a change in the [e]xecutive's status, title, position or responsibilities . . . ." Additionally, the removal of Mr. Kelly from his duties may have caused his benefits under the SERP to become fully vested. The Board of Directors has not made a final determination whether to reinstate Mr. Kelly to his position, and is reviewing the opinions expressed, and findings by TeamStaff's current independent auditors, in connection with the most recent audit and the evaluation of internal controls. The Board of Directors has not made a determination whether Mr. Kelly would be entitled to terminate his employment and exercise these rights pursuant to the severance agreement and be entitled to certain potential payments. In the event that Mr. Kelly exercises these rights, such termination is deemed proper, and Mr. Kelly is eligible to receive all potential compensation under the severance agreement and the SERP, the Company may be required to pay a sum, either directly to Mr. Kelly, in the case of the severance agreement, or to a trust, in the case of any payments to be made pursuant to the SERP, totaling approximately $1.1 million.

NASDAQ Potential Delisting

On January 16, 2003, TeamStaff received notice from the NASDAQ Stock Market that an "E" would be appended to its symbol at the opening of business on January 21, 2003 due to the belated filing of TeamStaff's annual report on Form 10-K for fiscal year 2002. NASDAQ further advised TeamStaff that its Common Stock would be delisted from trading on the NASDAQ National Market at the opening of business on January 27, 2003 unless TeamStaff requested a hearing before the NASDAQ Stock Market. TeamStaff requested and was granted a hearing before a NASDAQ panel, which will be held on February 14, 2003. Any potential action on the listing of its stock will be postponed until a decision of the panel has been reached. TeamStaff anticipates that the NASDAQ panel will reach a decision shortly after the hearing. There can be no assurance that NASDAQ will agree to continue the listing of TeamStaff common stock.

(8) SHAREHOLDERS' EQUITY:

During 2002, 2001 and 2000, the Company repurchased 242,945, 51,911 and 17,100 shares respectively of its common stock for $1,146,000, $366,000 and $61,000 respectively. Subsequent to September 30, 2002, the Company purchased 137,900 shares of its common stock for $431,000.

Stock Warrants

The following is a summary of the outstanding warrants to purchase the Company's common stock at September 30, 2002:

Exercise Period From	Exercise Period To	Exercise Price Per Common Share	Number of Shares of Common Stock Reserved
February 1998	February 2003	7.20	7,143
January 1999	January 2004	5.25	21,428
November 1999	November 2002	4.15	51,714
December 2000	January 2005	3.20	10,000
August 2001	August 2006	5.16	16,000
Total			**106,285**

During the fiscal year ending September 30, 2002, the Company granted no warrants and no warrant expired unexercised. During 2002, 3,286 warrants were exercised for net proceeds of $14,000. During the fiscal year ended September 30, 2001, the Company granted 26,000 additional warrants and 69,140 warrants expired unexercised. During 2001, 73,570 warrants were exercised for net proceeds of $179,000. During the fiscal year ended September 30, 2000, the Company granted 100,000 additional warrants and 2,257 warrants expired unexercised. During 2000, no warrants were exercised. For warrants issued to third parties for services, the Company utilizes the Black-Scholes option pricing model to determine fair value and compensation expense. The fair value of the grants issued in 2001 and 2000 and other stock based compensation was determined to be $70,000 and $200,000 respectively, and was included in selling, general and administrative expenses in the accompanying statements of income for the years ended September 30, 2001 and September 30, 2000 respectively.

Stock Option Plans

The 1990 Employees Stock Option Plan (the "1990 Plan") provided for the grant of options to purchase up to 285,714 shares of the Company's common stock. Under the terms of the 1990 Plan, options granted thereunder may be designated as options which qualify for incentive stock option treatment ("ISOs") under Section 422A of the Code, or options which do not so qualify ("Non-ISO's").

The 1990 Non-Executive Director Stock Option Plan (the "Director Plan") provided for issuance of a maximum of 142,857 shares of common stock upon the exercise of stock options arising under the Director Plan.

The 1990 Senior Management Incentive Plan (the "Management Plan") provided for the issuance of stock, options and other stock purchase rights to executive officers and other key employees and consultants who render significant services to the Company and its subsidiaries. A total of 1,428,571 shares of common stock were reserved for issuance under the Management Plan.

The forgoing plans have expired and options are no longer being granted under these plans.

2001 Employee Stock Option Plan

During 2001, the Board of Directors and shareholders approved the adoption of the 2001 Employees Stock Option Plan (the "2001 Plan") to provide for the grant of options to purchase up to 1,714,286 shares of the Company's common stock to all employees, including senior management. The 2001 Plan replaces the 1990 Employee Plan and Senior Management Plans, both of which expired. Under the terms of the 2001 Plan, options granted thereunder may be designated as options which qualify for incentive stock option treatment ("ISOs") under Section 422A of the Code, or options which do not so qualify ("Non-ISO's").

The 2001 Plan is administered by the Compensation Committee designated by the Board of Directors. The Compensation Committee has the discretion to determine the eligible employees to whom, and the times and the price at which, options will be granted; whether such options shall be ISOs or Non-ISOs, subject to applicable law; the periods during which each option will be exercisable; and the number of shares subject to each option. The Committee has full authority to interpret the 2001 Plan and to establish and amend rules and regulations relating thereto.

Under the 2001 Plan, the exercise price of an option designated as an ISO shall not be less than the fair market value of the common stock on the date the option is granted. However, in the event an option designated as an ISO is granted to a ten percent (10%) shareholder, as defined, such exercise price shall be at least 110% of such fair market value. Exercise prices of Non-ISO options may be less than such fair market value.

The aggregate fair market value of shares subject to options granted to a participant, which are designated as ISOs and which become exercisable in any calendar year, shall not exceed $100,000.

The Compensation Committee may, in its sole discretion, grant bonuses or authorize loans to or guarantee loans obtained by an optionee to enable such optionee to pay the exercise price or any taxes that may arise in connection with the exercise or cancellation of an option. The Compensation Committee can also permit the payment of the exercise price in the common stock of the Corporation held by the optionee for at least six months prior to exercise.

Non-Executive Director Plan

In fiscal 2001, the Board of Directors and stockholders approved the adoption of the 2001 Non-Executive Director Stock Option Plan (the "Director Plan") to provide for the grant of options to non-employee directors of the Company. Under the terms of the Director Plan, each non-executive director is automatically granted an option to purchase 5,000 shares upon joining the Board and each September lst, pro rata, based on the time the director has served in such capacity during the previous year. The Directors' Plan also provides that directors, upon joining the Board, and for one (1) year thereafter, will be entitled to purchase restricted stock from the Company at a price equal to 80% of the closing bid price on the date of purchase up to an aggregate purchase price of $50,000. The Director Plan replaced the previous Director Plan that expired in April 2001.

Under the Director Plan, the exercise price for options granted under the Director Plan shall be 100% of the fair market value of the common stock on the date of grant. Until otherwise provided, the exercise price of options granted under the Director Plan must be paid at the time of exercise, either in cash, by delivery of shares of common stock of the Company or by a combination of each. The term of each option commences on the date it is granted and unless terminated sooner as provided in the Director Plan, expires five (5) years from the date of grant. The Compensation Committee has no discretion to determine which non-executive director will receive options or the number of shares subject to the option, the term of the option or the exercisability of the option. However, the Committee will make all determinations of the interpretation of the Director Plan. Options granted under the Director Plan are not qualified for incentive stock option treatment.

The following tables summarize the activity in the Company's stock option plans for the years ended September 30, 2002, 2001 and 2000:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value
Options outstanding, September 30, 1999	**254,714**	**$5.57**	
Granted	144,543	$4.44	$2.49
Exercised	(887)	$4.51	
Cancelled	(46,829)	$6.36	
Options outstanding, September 30, 2000	**351,541**	**$5.00**	
Granted	597,785	$4.75	$2.77
Exercised	(46,009)	$4.56	
Cancelled	(28,048)	$6.01	
Options outstanding, September 30, 2001	**875,269**	**$4.82**	
Granted	256,430	$5.87	$3.47
Exercised	(38,210)	$3.39	
Cancelled	(100,845)	$6.85	
Options outstanding, September 30, 2002	**992,644**	**$4.94**	

As of September 30, 2002, 2001, and 2000, 666,642, 440,762 and 211,973 options, respectively, were exercisable.

Range of Exercise Prices	Options Outstanding at 9/30/02	Weighted Average Remaining Life	Weighted Average Exercise Price
$2.27 - 4.55	228,096	2.1	$ 3.75
$4.55 - 6.82	724,548	3.6	$ 5.14
$6.82 - 9.10	25,000	3.9	$ 8.01
$9.10 - 11.37	15,000	3.9	$ 10.18

Range of Exercise Prices	Options Exerciseable at 9/30/02	Weighted Average Exercise Price
$2.27 - 4.55	193,094	$ 3.77
$4.55 - 6.82	443,548	$ 5.06
$6.82 - 9.10	15,000	$ 8.18
$9.10 - 11.37	15,000	$ 10.18

In accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which was effective October 1, 1996, the fair value of option grants is estimated on the date of grant using the Black-Scholes option-pricing model for proforma footnote purposes with the following assumptions; dividend yield of 0%, risk-free interest rate of 4.16%, 4.59% and 5.73% in 2002, 2001 and 2000 respectively, and expected option life of 4 years. Expected volatility was assumed to be 72%, 74% and 69% in 2002, 2001 and 2000, respectively.

As permitted by SFAS 123, the Company has chosen to continue to account for its employee stock-based compensation at their intrinsic value in accordance with Accounting Principle Board Opinion No. 25. Accordingly no compensation expense has been recognized for its stock option compensation plans. Had the fair value method of accounting been applied to the Company's stock option plans, the tax-effected impact would be as follows:

(Thousands of dollars except per share amounts)	2002	2001 As Restated	2000
Net income as reported	$3,075	$1,348	$951
Estimated fair value of option grants, net of tax	(627)	(655)	(206)
Net income adjusted	$2,448	$693	$745
Adjusted earnings per share – Basic	$0.15	$0.08	$0.09
Adjusted earnings per share – Diluted	**$0. 15**	**$0.08**	**$0.09**

During 2001, an executive of the Company exercised stock options. In connection with that exercise, the Company issued a full recourse loan to the employee of $90,000. This amount has been recorded as a reduction to shareholders equity in 2001. The loan has been repaid in 2002.

(9) SEGMENT REPORTING:

The Company operates three different lines of business: professional employer organization (PEO), medical staffing and payroll services.

The PEO segment provides services such as payroll processing, personnel administration, benefits administration, workers' compensation administration and tax filing services to small business owners. Essentially, in this business segment, the Company provides services that function as the human resource department for small to medium sized companies wherein the Company becomes a co-employer.

The Company currently provides temporary and permanent medical staffing for medical imaging professionals and nurses with hospitals, clinics and therapy centers. Medical staffing enables clients to attain management and productivity goals by matching highly trained professionals and technical personnel to specific project requirements.

Through its Payroll Services business segment, the Company provides basic payroll services to its clients, approximately 75% of which are in the construction industry. Services provided include the preparation of payroll checks, filing of payroll taxes, government reports, W-2's, remote processing directly to the client's offices and certified payrolls.

All corporate expenses, amortization of goodwill (until October 1, 2001), interest expense, as well as depreciation on corporate assets and miscellaneous charges, are reflected in a separate unit called Corporate.

The Company has changed its segment reporting as of October 1, 2001. The contract staffing business located in New York City, which included voucher-processing services, a small amount of PEO services and temporary staffing services, had been previously reported in temporary staffing. The voucher processing service business is now managed and reported in the Payroll Services group. The PEO and temporary staffing business is now managed and reported in PEO. BrightLane costs have been allocated to Corporate since BrightLane provides information technology to the entire company. Prior year figures have been adjusted to conform to the current year presentation.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates the performance of its business lines based on pre-tax income.

The following table represents the financial results for each of the Company's segments:

	Professional Employer Services	Medical Staffing	Payroll Services	Corporate	Consolidated
2002					
Revenues As Amended	$101,008,000	$74,861,000	$4,954,000	$ -	$180,823,000
Depreciation and amortization	292,000	141,000	12,000	968,000	1,413,000
Income/(loss) from operations	3,895,000	7,652,000	2,057,000	(9,693,000)	3,911,000
Interest income	-	886,000	-	171,000	1,057,000
Interest expense	(26,000)	(15,000)	-	(127,000)	(168,000)
Other income	-	60,000	-	-	60,000
Income/(loss) before income taxes	3,869,000	8,583,000	2,057,000	(9,649,000)	4,860,000
Capital spending	485,000	184,000	6,000	1,508,000	2,183,000
Total assets	$39,921,000	$16,873,000	$3,969,000	$33,203,000	$93,966,000
2001 As Restated					
Revenues As Amended	$96,915,000	$64,442,000	$4,612,000	$ -	$165,969,000
Depreciation and amortization	279,000	270,000	64,000	811,000	1,424,000
Income/(loss) from operations	5,000	7,262,000	1,830,000	(5,819,000)	3,278,000
Interest income	88,000	669,000	-	154,000	911,000
Interest expense	(150,000)	(234,000)	(36,000)	(854,000)	(1,274,000)
Other income	48,000	-	-	-	48,000
Income/(loss) before income taxes and extraordinary item	(9,000)	7,697,000	1,794,000	(6,519,000)	2,963,000
Capital spending	464,000	88,000	-	37,000	589,000
Total assets	$35,858,000	$10,561,000	$2,794,000	$42,647,000	$91,860,000
2000					
Revenues As Amended	$69,408,000	$42,500,000	$4,057,000	$ -	$115,965,000
Depreciation and amortization	262,000	220,000	124,000	727,000	1,333,000
Income/(loss) from operations	766,000	4,884,000	1,378,000	(4,610,000)	2,418,000
Interest income	-	473,000	-	111,000	584,000
Interest expense	-	-	-	(1,601,000)	(1,601,000)
Other income	(22,000)	-	-	-	(22,000)
Income/(loss) before income taxes	744,000	5,357,000	1,378,000	(6,100,000)	1,379,000
Capital spending	147,000	232,000	-	107,000	486,000
Total assets	$16,683,000	$11,676,000	$661,000	$20,494,000	$49,514,000

The Company has no revenue derived outside of the United States.

(10) QUARTERLY FINANCIAL DATA (UNAUDITED):

Fiscal 2002	First Quarter As Restated	Second Quarter As Restated	Third Quarter As Restated	Fourth Quarter As Amended
Net Revenues	$44,195,000	$45,028,000	$46,874,000	$44,726,000
Gross profit	7,974,000	7,514,000	10,910,000	7,247,000
Net income	626,000	445,000	2,038,000	(34,000)
Earnings per share – Basic and Diluted	$0.04	$0.03	$0.13	$0.00
Fiscal 2001	**First Quarter As Restated**	**Second Quarter As Restated**	**Third Quarter As Restated**	**Fourth Quarter As Restated**
Net Revenues	$38,489,000	$40,312,000	$42,682,000	$44,486,000
Gross profit	6,991,000	6,503,000	7,112,000	7,491,000
Income before extraordinary item	622,000	282,000	543,000	255,000
Extraordinary item net of tax	-	-	(143,000)	(211,000)
Net income	622,000	282,000	400,000	44,000
Earnings per share –Basic and Diluted				
Before extraordinary item	$0.07	$0.03	$0.06	$0.03
Extraordinary item	-	-	(0.02)	(0.02)
Earnings per share-Basic and Diluted	$0.07	$0.03	$0.04	$0.01

(11) EMPLOYEE BENEFIT PLANS:

TeamStaff maintains two defined contribution pension plans for the benefit of its non-worksite employees. The first, the Digital Solutions, Inc. and Affiliated Corporations 401(k) Savings Plan, was "frozen" by the Company as of January 1, 1999. TeamStaff plans to terminate this plan in accordance with the provisions of Rev. Proc. 2002-21, providing a method for the termination of single employer plans maintained by professional employer organizations. No deferrals or other contributions currently are made to that plan.

TeamStaff also maintains The TeamStaff Retirement Savings Plan. The TeamStaff Plan is designed to qualify as a multiple employer plan as described in Section 413(c) of the Internal Revenue Code. Additionally, because plan participants have their own account, manage their own plan investments and make their own investment decisions from a broad range of investment options, TeamStaff believes that it is afforded protection from liability for participants' investment decisions under Section 404(c) of the Code. Any TeamStaff corporate employee (including its medical and technical staffing employees), is eligible for participation in the TeamStaff Plan upon completing three months of service with TeamStaff. TeamStaff provides a discretionary matching contribution of 25% of each of the first 4% of a participant's elective contributions under the TeamStaff Plan. TeamStaff recorded expense for this matching of $58,000 in fiscal 2002 and $55,000 in fiscal 2001. A participant is always fully vested in his elective contributions. A participant's interest in TeamStaff discretionary matching contributions vests in accordance with the following schedule:

Years of Service:	Vested Interest:
Less than 1 Year of Service	0%
1 Year, but less than 2 Years	25%
2 Years, but less than 3 Years	50%
3 Years, but less than 4 Years	75%
4 Years or more	100%

TeamStaff received a favorable determination letter regarding the TeamStaff Plan's tax qualified status on June 25, 1999. The TeamStaff Plan, and the frozen Digital Solutions Plan, both were audited by independent auditors for the plan years ended December 31, 2001 and December 31, 2000, in connection with their required From 5500 Annual Reports filed with the Pension and Welfare Benefits Administration for the plan year ended December 31, 2001.

Effective October 1, 2000, the Company adopted a non-qualified, supplemental retirement plan covering certain corporate officers of the Company (the "SERP"). Under the terms of the SERP, a participant receives a benefit sufficient to provide lump sum annual payments equal to approximately one-third of the participant's base salary on the date the participant becomes a participant. Payment of benefits commences when the participant reaches 65 years of age. The benefit under the SERP is subject to a seven-year vesting schedule (0%,0%,20%,40%, 60%, 80%, 100%), based on the participant's original date of employment with the Company and contingent on the participant's reaching age 55; provided, however, a participant's benefit becomes fully vested upon a change of control, as defined in the SERP, if within two years of the change of control there is a material change in the participant's job title or responsibilities or if the participant's employment is terminated by the Company for any reason other than conviction for theft or embezzlement from the Company. Additionally, if a participant retires by means of total disability (as defined in the SERP), the participant's benefit becomes fully vested and benefit payments commence as of the disability retirement date. The SERP does not provide a death benefit. The Company's Chief Executive Officer and its former Chief Financial Officer are the only SERP participants.

SERP participants also are provided with a split dollar life insurance policy ("Policy"), insuring the life of the participant until the participant reaches age 65. Although the participant is the owner of the Policy, the Company pays all Policy premiums. Each participant has collaterally assigned the Policy to the Company to secure repayment of the premiums through either its cash surrender value or the Policy proceeds. The participant's right to the Policy vests in accordance with the same schedule as the SERP and with similar change of control provisions. Upon the participant's 65th birthday (and in certain other circumstances provided by the Policy agreement), the Company will release the collateral assignment of the Policy provided the participant releases the Company from all obligations the Corporation may have with respect to the participant (including those under the SERP). However, given the uncertainty regarding the Company's ability to continue to maintain this Policy payment arrangement in light of certain of the provisions of the Sarbanes-Oxley Act of 2002, the Company has discontinued paying Policy premiums on behalf of the Chief Executive Officer.

The following table illustrates the Company's changes in benefit costs and pension benefit obligations for the fiscal years ending September 30, 2002 and September 30, 2001 under the SERP:

	Fiscal Year	
	2002	2001
Change in Benefit obligation		
Benefit obligation at beginning of year	$1,004,000	$729,000
Service cost	58,000	100,000
Interest Cost	77,000	66,000
Actuarial (gain)/loss	132,000	109,000
Benefit obligation at end of year	$1,271,000	$1,004,000
Reconciliation of funded status		
Funded status	$(1,271,000)	$(1,004,000)
Unrecognized net actuarial (gain)/loss	240,000	109,000
Unrecognized prior service cost	612,000	671,000
Net amount recognized	$(419,000)	$(224,000)
Amounts recognized in the statement of financial position consist of:		
Accrued benefit liability	$(1,271,000)	$(1,004,000)
Intangible asset	612,000	671,000
Accumulated other comprehensive income	240,000	109,000
Net amount recognized	$(419,000)	$(224,000)
Weighted-average assumptions as of September 30:		
Discount rate	6.50%	7.25%
Expected return on plan assets	N/A	N/A
Rate of compensation increase	N/A	N/A
Components of net periodic benefit cost		
Service cost	$58,000	$100,000
Interest cost	77,000	66,000
Amortization of prior service cost	58,000	58,000
Recognized actuarial (gain)/loss	1,000	-
Net periodic benefit cost	$194,000	$224,000
Other disclosure items at end of year:		
Projected benefit obligation	$1,271,000	$1,004,000
Accumulated benefit obligation	$1,271,000	$1,004,000
Fair value of plan assets	-	-
There are no plan assets.		

(12) RESTATEMENT OF FINANCIAL STATEMENTS FOR FISCAL YEAR END SEPTEMBER 30, 2001:

Effective October 1, 2000, The Company adopted a non-qualified, supplemental retirement plan covering certain corporate officers of the Company (the "SERP"). SERP participants also are provided with a split dollar life insurance policy ("Policy"), insuring the life of the participant until the participant reaches age 65. (Refer to Note 11 Employee Benefit Plans.) The Company incorrectly accounted for the above programs and did not disclose them in the fiscal year end September 30, 2001 financial statements. The Company expensed the contributions made to the split dollar policies in the amount of $188,000. Had the company properly accounted for the above plan in fiscal year 2001 an additional $76,000 of expense would have been recognized on an after tax basis.

The chart below details items affected by the restatement:

Balance Sheet:	September 30, 2001 As Reported	September 30, 2001 As Restated
Amortized intangible assets	$ 900,000	$ 1,571,000
Other assets	1,567,000	1,661,000
Accrued expenses and other current liabilities	8,466,000	8,365,000
Accrued pension liability	0	1,004,000
Accumulated comprehensive losses	0	(63,000)
Accumulated retained earnings	(1,686,000)	(1,762,000)

Statements of Income:	September 30, 2001 As Reported	September 30, 2001 As Restated
Selling, general, and administrative expenses	$23,264,000	$23,395,000
Income from operations	3,409,000	3,278,000
Income before income tax expense	3,094,000	2,963,000
Income tax expense	1,316,000	1,261,000
Income before extraordinary item	1,778,000	1,702,000
Net income	1,424,000	1,348,000
Other comprehensive expense, net of tax: minimum pension liability adjustment	0	(63,000)
Comprehensive income	1,424,000	1,285,000

In conducting the audit for the current fiscal year ended September 30, 2002, the auditors expanded their testing of the Company's system of internal controls, including information technology controls, to include the prior year ended September 30, 2001. This was done to investigate concerns regarding controls raised by the predecessor auditor, PricewaterhouseCoopers. As a result of this testing, it was determined that there where no material weaknesses in the Company's system of internal controls and accordingly only an audit of the restatement adjustment was required.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of
TeamStaff, Inc.
Somerset, NJ:

We have audited the accompanying balance sheet of TeamStaff, Inc. as of September 30, 2002, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the financial position of TeamStaff, Inc. as of September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The financial statements of TeamStaff, Inc. as of September 30, 2001, and for the years ended September 30, 2001 and 2000, before the restatement described in Note (12), were audited by other auditors who have ceased operations and whose report dated January 11, 2002, expressed an unqualified opinion on those statements. We audited the adjustments described in Note (12) that were applied to restate the 2001 financial statements, and in our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit or apply any procedures to the 2001 financial statements of the Company, other than with respect to such adjustments and, accordingly we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

Lazar, Levine & Felix LLP
New York, NY
January 30, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of
TeamStaff, Inc.:

We have audited the accompanying consolidated balance sheets of TeamStaff, Inc. and subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended September 30, 2001. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TeamStaff, Inc. and subsidiaries as of September 30, 2001 and 2000, and the results of their operations and their cash flows for the three years in the period ended September 30, 2001 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedule listed in the index to the financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and is not a required part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

ARTHUR ANDERSEN LLP
Roseland, New Jersey
December 31, 2001 (except for Note 11, as to which the date is January 1, 2002)

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with TeamStaff, Inc.'s filing on Form 10-K for the year ended September 30, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with this filing on Form 10-K.

CORPORATE INFORMATION

Board of Directors and Officers

T. Stephen Johnson
Chairman of the Board

Karl W. Dieckmann
Vice-Chairman of the Board

Donald W. Kappauf
President and Chief Executive Officer, Director

Ben J. Dyer
Director

Martin J. Delaney
Director

Rocco J. Marano
Director

Edmund C. Kenealy
Vice President, General Counsel and Secretary

Gerard A. Romano
Controller

Independent Public Accountants
Lazar Levine & Felix LLP
350 Fifth Avenue, Suite 6820
New York, NY 10118-0170

Counsel
Goldstein & DiGioia LLP
45 Broadway, 11th Floor
New York, NY 10006

Transfer Agent
Continental Stock Transfer & Trust Co., Inc.
17 Battery Place, 8th Floor
New York, NY 10004

TeamStaff, Inc. Corporate Headquarters
300 Atrium Drive • Somerset, NJ 08873
Phone (732) 748-1700 • Fax (732) 748-3206 • www.teamstaff.com

PEO Division Offices
1901 Ulmerton Road, Suite 450
Clearwater, FL 33762
Phone (727) 456-3500
Fax (727) 456-3511

2 Northpoint Drive, Suite 760
Houston, TX 77060
Phone (281) 405-4300
Fax (281) 405-4391

300 Atrium Drive
Somerset, NJ 08873
Phone (732) 748-1700
Fax (732) 748-3220

245 Fifth Avenue, Suite 701
New York, NY 10016
Phone (212) 684-4404
Fax (212) 532-0339

800 West Cummings Park, Suite 1500
Woburn, MA 01801
Phone (781) 937-3311
Fax (781) 937-3633

136 West Street, Suite 104
Northampton, MA 01060
Phone (413) 586-4477
Fax (413) 586-4731

2650 North Military Trail, Suite 300
Boca Raton, FL 33431
Phone (561) 999-7137
Fax (561) 999-0673

Medical Staffing Services
TeamStaff Rx
1901 Ulmerton Road, Suite 800
Clearwater, FL 33762
Phone (727) 456-3600
Fax (727) 299-9065

Payroll Services
DSi
300 Atrium Drive
Somerset, NJ 08873
Phone (732) 748-1700
Fax (732) 748-3253

Technology
BrightLane
3650 Mansell Road, Suite 200
Alpharetta, GA 30022
Phone (678) 385-2820
Fax (678) 385-2821



TeamStaff, Inc. Corporate Headquarters
300 Atrium Drive • Somerset, NJ 08873
Phone (732) 748-1700 • Fax (732) 748-3206 • www.teamstaff.com